Exhibit 10.36

Execution Version

Confidential

Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) is the type of information that the registrant treats as private or confidential.
Double asterisks denote omissions.

OPTION AND LICENSE AGREEMENT

By and between

VOYAGER THERAPEUTICS, INC.

AND

NOVARTIS PHARMA, A.G.

March 4, 2022

i

5.12	Methods of Payments	29
5.13	Taxes	29
ARTICLE 6 INTELLECTUAL PROPERTY RIGHTS		30
6.1	Ownership; Disclosure	30
6.2	Patent Prosecution and Maintenance; Defense Proceedings	31
6.3	Enforcement	33
6.4	Infringement Claimed by Third Parties	34
ARTICLE 7 CONFIDENTIALITY		34
7.1	Confidentiality; Exceptions	34
7.2	Authorized Disclosure	35
7.3	Residual Knowledge Exception	36
7.4	Press Release; Disclosure of Agreement	36
7.5	Publications	37
7.6	Remedies	37
ARTICLE 8 REPRESENTATIONS AND WARRANTIES		38
8.1	Representations and Warranties of Both Parties	38
8.2	Representations and Warranties, as applicable, of Voyager	38
8.3	Mutual Covenants	41
8.4	Voyager Covenants	41
8.5	Representation by Legal Counsel	42
8.6	Disclaimer	42
ARTICLE 9 INDEMNIFICATION; INSURANCE		42
9.1	Indemnification by Novartis	42
9.2	Indemnification by Voyager	43
9.3	Notice	43
9.4	Control	43
9.5	Settlement	44
9.6	Insurance	44
9.7	Limitation of Liability	45
ARTICLE 10 TERM AND TERMINATION		45
10.1	Term	45
10.2	Automatic Termination Upon End of Option Exercise Period	45
10.3	Termination for Breach	46

10.4	Termination for Compliance with the Law-related Breach	46
10.5	Termination for Convenience	47
10.6	Provisions for Insolvency	47
10.7	Effects of Termination	48
ARTICLE 11 MISCELLANEOUS		50
11.1	Governing Law	50
11.2	Dispute Resolution	50
11.3	Arbitration Request	50
11.4	Assignment	52
11.5	Performance by Affiliates and Sublicensees	52
11.6	Force Majeure	52
11.7	Notices	53
11.8	Global Trade Control Laws	54
11.9	Waiver	55
11.10	Severability	55
11.11	Entire Agreement	55
11.12	Independent Contractors	55
11.13	Headings; Construction; Interpretation	56
11.14	Further Actions	56
11.15	Parties in Interest	56
11.16	Counterparts	56

List of Exhibits:

Exhibit A – Invoice Template

Exhibit B – Example Royalty Calculation

List of Schedules:

Schedule 1.23: Capsid Patents Covering Capsid Candidates as of the Effective Date

OPTION AND LICENSE AGREEMENT

This OPTION AND LICENSE AGREEMENT (the “Agreement”) is entered into and made effective as of March 4, 2022(the “Effective Date”), by and between Voyager Therapeutics, Inc., a Delaware corporation, having its principal place of business at 75 Sidney Street, Cambridge, MA 02139 (“Voyager”), and Novartis Pharma AG, a corporation, having its principal place of business at Lichtstrasse 35, CH-4056 Basel, Switzerland (“Novartis”). Voyager and Novartis are referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Voyager Controls certain Patents, Know-How, scientific and technical information, and other proprietary rights and information relating to the generation and selection of Capsids (as defined below) for use in AAV Gene Therapy;

WHEREAS, Novartis is engaged in the research, development and commercialization of certain AAV Gene Therapies (as defined below), and desires to access certain Capsids developed by Voyager; and

WHEREAS, in furtherance of the foregoing, Voyager and Novartis are entering into this Agreement for Voyager to provide Novartis with access to Capsids discovered by Voyager prior to the Effective Date or discovered by Voyager after the Effective Date in its ongoing screening campaigns, and to provide Novartis with an option and license under Voyager’s intellectual property rights to develop and commercialize Licensed Products in the Territory.

NOW, THEREFORE, in consideration of the premises and mutual covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

As used in this Agreement, the following terms will have the meanings set forth in this Article 1 or otherwise ascribed to them elsewhere in this Agreement:

1.1“AAV” means an adeno-associated virus, including its recombinant forms.

1.2“AAV Gene Therapy” means therapies and products that use a viral vector, including an AAV vector, to deliver nucleic acid(s) into a patient’s cells to treat a human disease, syndrome, disorder, illness or condition.

1.3“Accounting Standards” means in the case of Voyager, United States Generally Accepted Accounting Principles, and in the case of Novartis IFRS, (International Financial Reporting Standards), in each case as generally and consistently applied throughout the applicable Party’s organization. Each Party shall promptly notify the other in the event that it changes the Accounting Standards pursuant to which its records are maintained, it being understood that each Party may only use internationally recognized accounting principles (e.g., IFRS, US GAAP, etc.).

1.4“Acquiring Entity” has the meaning set forth in Section 1.30.

1.5“Additional Target” means a Rare Disease Target, other than an Initial Target, that is: (a) Available at the time of nomination by Novartis pursuant to Section 2.2.3(a); and (b) for which Novartis has exercised an Additional Target Option under Section 2.2.3(b).

1.6“Additional Target Option” has the meaning set forth in Section 2.2.3(a).

1.7“Additional Target Option Period” means: (a) twelve (12) months after the Effective Date; or (b) if any Option is exercised for any Initial Target during the time period set forth in subsection (a), thirty (30) months after the Effective Date.

1.8“Affiliate” means with respect to a Person, any other Person that (directly or indirectly) is controlled by, controls or is under common control with such Person as of any point in time and continuing for as long as such relationship continues to exist with respect to such other Person. For the purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) as used with respect to a Person, will mean the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and “control” will be presumed to exist if either of the following conditions is met: (a) in the case of a corporate entity, direct or indirect ownership of voting securities entitled to cast at least 50% (or in the case of entities organized under the laws of certain countries where the maximum percentage ownership permitted by law for a foreign investor is less than fifty percent (50%), the maximum ownership interest permitted by applicable Law) of the voting securities or other ownership or general partnership interest (whether directly or pursuant to any option, warrant or other similar arrangement) or other comparable equity interests of an entity; provided, however, that where an entity owns a majority of the voting power necessary to elect a majority of the board of directors or other governing board of another entity, but is restricted from electing such majority by contract or otherwise, such entity will not be considered to be in control of such other entity until such time as such restrictions are no longer in effect.

1.9“Agreement” has the meaning set forth in the Preamble.

1.10“Alliance Manager” has the meaning set forth in Section 2.1.

1.11“Annual Net Sales” means, on a Licensed Product-by-Licensed Product basis, the total, aggregate Net Sales of such Licensed Product in the Territory in a particular Calendar Year.

1.12“Antitrust Filings” has the meaning set forth in Section 2.3.2.

1.13“Arbitration Request” has the meaning set forth in Section 11.3.

1.14“Available” and “Availability” means: (a) with respect to a given Additional Target, that such Additional Target: [**].

1.15“Biosimilar Product” means, with respect to a particular Licensed Product in a particular country in the Territory: (a) any pharmaceutical or biological product sold by a Third Party that is not a Sublicensee of Novartis or its Affiliates and that did not purchase such product in a chain of distribution that included Novartis or any of its Affiliates or Sublicensees; and (b) which pharmaceutical or biological product (i) is approved by the applicable Regulatory Authority as biosimilar to, or interchangeable with, such Licensed Product (including, with respect to the United States, a product that is the subject of an application submitted under Section 351(k) of the Public Health Services Act citing the Licensed Product as the reference product), (ii) for which the Regulatory Approval otherwise references or relies on such Licensed Product as a reference product or any corresponding foreign application in the Territory (including, with respect to the EU, a marketing authorization application for a biosimilar biological medicinal product pursuant to Article 10(4) of Directive 2001/83/EC, or (iii) otherwise utilizes the same Capsid, in combination with the same Novartis Payload, or a payload substantially similar in structure and function to the Novartis Payload, and is directed to the Licensed Target utilized by such Licensed Product; provided that such pharmaceutical or biological product is not the subject of an enforcement action brought by Voyager in accordance with Section 6.3.3.

1.16“BLA” means (a) an application requesting permission from the FDA to introduce, or deliver for introduction, a biopharmaceutical product into interstate commerce, or (b) any similar application or submission for Marketing Approval of a biopharmaceutical product filed with a Regulatory Authority in a country or group of countries.

1.17“Business Day” means a day other than: (a) a Saturday or Sunday; (b) a holiday observed by the United States federal government or the Commonwealth of Massachusetts; or (c) a public holiday on which the banks are open for business in Basel, Switzerland.

1.18“Calendar Quarter” means a period of three (3) consecutive months ending on the last day of March, June, September, or December, respectively; provided that: (a) the first Calendar Quarter during the Term will begin on the Effective Date and end on the last day of the Calendar Quarter within which the Effective Date falls; and (b) the last Calendar Quarter during the Term will end upon the effective date of expiration or termination.

1.19“Calendar Year” means a period of twelve (12) consecutive months beginning on January 1 and ending on December 31; provided that: (a) the first Calendar Year starts on the Effective Date and ends on December 31, 2021; and (b) the last Calendar Year starts on January 1 of such year and ends on the effective date of expiration or termination.

1.20“Campaign” means (a) completion of at least [**] rounds of screening of Capsid candidates in a campaign directed to identification of Capsids useful for Development of AAV Gene Therapy, excluding intermediate round screening results (other than such intermediate data that may be available and requested by Novartis within [**] before the expiration of the Research Term(s) or Additional Target Option Period), or (b) completion of subsequent rounds or screening associated with the evolution of Capsids of interest identified following the original multi-round screening specified in (a) above; excluding in each case ((a) and (b)) any such campaign conducted specifically for a Third Party.

1.21“Capsid” means the protein shell of an AAV, consisting of oligomeric structural subunits made of certain proteins.

1.22“Capsid Candidate” means any proprietary Capsid created by Voyager and made available to Novartis for Evaluation.

1.23“Capsid Patent” means any Patent Controlled by Voyager as of the Effective Date or at any time during the Term with claims that Cover: (a) compositions of matter of any Capsid Candidate or Licensed Capsid; or (b) methods of use of any Capsid Candidate or Licensed Capsid; in each case (a) and (b), including any Patent Controlled by Voyager that contains a claim that Covers a Capsid Candidate or Licensed Capsid alone or in combination with any payload, including a Novartis Payload. The Capsid Patents existing as of the Effective Date are set forth in Schedule 1.22, which exhibit shall be updated annually by Voyager.

1.24“Change of Control” means, with respect to a Party, that: (a) any Third Party acquires directly or indirectly the beneficial ownership of any voting security of such Party, or if the percentage ownership of such Third Party in the voting securities of such Party is increased through stock redemption, cancellation, or other recapitalization, and immediately after such acquisition or increase such Third Party is, directly or indirectly, the beneficial owner of voting securities representing more than fifty percent (50%) of the total voting power of all of the then outstanding voting securities of such Party; (b) any merger, consolidation, recapitalization, or reorganization of such Party is consummated that would result in shareholders or equity holders of such Party immediately prior to such transaction owning less than fifty percent (50%) of the outstanding voting securities of the surviving entity (or its parent entity) immediately following such transaction; (c) the shareholders or equity holders of such Party approve any plan of complete liquidation of such Party, or an agreement for the sale or disposition by such Party of all or substantially all of such Party’s assets, in each case, through one or more related transactions, other than to an Affiliate or pursuant to one or more related transactions that would result in shareholders or equity holders of such Party immediately prior to such transaction owning more than fifty percent (50%) of the outstanding voting securities of the surviving entity (or its parent entity) immediately following such transaction; or (d) the sale or transfer to any Third Party, in one or more related transactions, of all or substantially all of such Party’s consolidated assets taken as a whole.

1.25“Clinical Trial” means a human clinical study conducted on sufficient numbers of human subjects that is designed to: (a) establish that a biopharmaceutical product is reasonably safe for continued human testing; (b) investigate the safety and efficacy of the biopharmaceutical product for its intended use, and to define warnings, precautions and adverse reactions that may be associated with the pharmaceutical product in the dosage range to be prescribed; or (c) support Regulatory Approval of a biopharmaceutical product or label expansion of a pharmaceutical product.

1.26“Commercialization” means any and all activities directed to the marketing, promotion, distribution, offering for sale, sale, having sold, importing, having imported, exporting, having exported or other commercialization of a pharmaceutical or biologic product, but excluding activities directed to Manufacturing or Development. “Commercialize”, “Commercializing”, and “Commercialized” have correlating meanings.

1.27“Commercially Reasonable Efforts” means, with respect to the efforts to be expended by a Party with respect to any objective, those reasonable, good faith efforts to accomplish such objective as such Party would normally use to accomplish a similar objective under similar circumstances. With respect to any efforts relating to the Development, Regulatory Approval, or Commercialization of a Licensed Product by Novartis, generally or with respect to any particular country in the Territory, [**]. It is anticipated that the level of effort may change over time, reflecting changes in the status of a Licensed Product. Further, to the extent that the performance of a Party’s obligations hereunder is adversely affected by the other Party’s failure to perform its obligations hereunder, the impact of such performance failure will be taken into account in determining whether such Party has used its Commercially Reasonable Efforts to perform any such affected obligations.

1.28“Competitive Infringement” means infringement of a Licensed Patent by a product that is competitive with a Licensed Product.

1.29“Confidential Information” has the meaning set forth in Section 7.1.

1.30“Control” means, with respect to a Person and any Know-How or Patent, the possession by such Person of the right (whether through ownership, license, or otherwise (other than by a license under this Agreement)) to grant the rights and licenses as provided herein, without violating the terms of any agreement with any Third Party. Notwithstanding the foregoing, in the event that a Third Party becomes an Affiliate or assignee of a Party after the Effective Date as a result of a Change of Control of such Party (such Third Party, together with its Affiliates immediately prior to the consummation of such Change of Control, the “Acquiring Entities”), the following will be deemed to be not Controlled by such Party or any of its Affiliates: (a) any Patent, Know-How, Regulatory Filing, or Regulatory Approval owned or otherwise controlled by such Acquiring Entity immediately prior to the consummation of such Change of Control; and (b) any Patent, Know-How, Regulatory Filing, or Regulatory Approval developed by or on behalf of such Acquiring Entity outside the scope of activities under this Agreement or acquired by or on behalf of such Acquiring Entity after the consummation of such Change of Control.

1.31“Cover” means with regard to a particular subject matter and a Valid Claim in a Patent, that in the absence of ownership of or a license granted under such Valid Claim in such Patent, the making, use, offer for sale, sale, importation, Development, Manufacture, or Commercialization of such subject matter, would infringe such Valid Claim in such Patent.

1.32“Debtor” has the meaning set forth in Section 10.6.1.

1.33“Defense Proceeding” means an opposition, reexamination request, action for declaratory judgment, nullity action, interference or post-grant proceeding or other attack upon the validity, title or enforceability of a Patent that occurs in the context of litigation; excluding any such proceeding brought as a counterclaim to or defense of, or that accompanies a defense of, any enforcement action under Section 6.3.3.

1.34“Development” means all internal and external research, development, and regulatory activities related to pharmaceutical or biologic products, including: (a) research, non-clinical testing, toxicology, testing and studies, non-clinical and preclinical activities, and Clinical Trials; and (b) preparation, submission, review, and development of data or information for the purpose of submission to a Regulatory Authority to obtain authorization to conduct Clinical Trials and to obtain, support, or maintain Regulatory Approval of a pharmaceutical or biologic product and interacting with Regulatory Authorities following receipt of Regulatory Approval in the applicable country or region for such pharmaceutical or biologic product regarding the foregoing, but excluding activities directed to Manufacturing or Commercialization. “Development” includes development and regulatory activities for additional forms, formulations, or indications for a pharmaceutical or biologic product after receipt of Regulatory Approval of such product (including label expansion), including Clinical Trials initiated following receipt of Regulatory Approval or any Clinical Trial to be conducted after receipt of Regulatory Approval that was mandated by the applicable Regulatory Authority as a condition of such Regulatory Approval with respect to an approved formulation or indication (such as post-marketing studies, observational studies, implementation and management of registries and analysis thereof, in each case, if required by any Regulatory Authority in any region in the Territory to support or maintain Regulatory Approval for a pharmaceutical or biologic product in such region). “Develop”, “Developing”, and “Developed” have correlating meanings.

1.35“Development Milestone Event” means any Milestone Event set forth in Section 5.4.1.

1.36“Development Milestone Event Notice” has the meaning set forth in Section 5.4.1.

1.37“Development Milestone Payment” has the meaning set forth in Section 5.4.2.

1.38“Diligence Issue” has the meaning set forth in Section 4.2.5.

1.39“Disclosing Party” has the meaning set forth in Section 7.1.

1.40“Dollars” or “$” means the legal tender of the U.S.

1.41“Effective Date” has the meaning set forth in the Preamble.

1.42“EMA” means the European Medicines Agency, and any successor entity thereto.

1.43“Evaluate” means evaluation conducted by or on behalf of Novartis during the Research Term, to assess any Capsid Candidate and to determine its interest in exercising an Option or substitution right for such Capsid Candidate. “Evaluation” and “Evaluating” have correlating meanings.

1.44“Evaluation Start Date” means: (a) with respect to the Initial Targets, the Effective Date; and (b) with respect to any Additional Target, the date upon which Novartis pays the Additional Target Option Fee in accordance with Section 5.2.

1.45“Executive Officers” means: (a) with respect to Voyager, Voyager’s Chief Executive Officer, or his or her designee; or (b) with respect to Novartis, [**], or his or her designee.

1.46“Existing Confidentiality Agreement” has the meaning set forth in Section 7.1.4.

1.47“Exploit” means to Develop, Manufacture, Commercialize, or otherwise exploit. “Exploitation” and “Exploiting” have correlating meanings.

1.48“FDA” means the U.S. Food and Drug Administration, and any successor entity thereto.

1.49“FD&C Act” means the U.S. Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., as amended from time to time, together with any rules, regulations and requirements promulgated thereunder (including all additions, supplements, extensions, and modifications thereto).

1.50“First Commercial Sale” means, with respect to a Licensed Product, the first sale in an arms’-length transaction of such Licensed Product to a Third Party(excluding Sublicensees or distributors) of such Licensed Product in such country after all Regulatory Approvals (including Price Approvals) have been granted by the applicable Regulatory Authority of such country or, if Regulatory Approval is not required, after the date on which sales are permitted by applicable Law. For clarity, the First Commercial Sale of a Licensed Product shall not include any distribution or other sale at or below cost solely for patient assistance, named patient use, compassionate use, or test marketing programs or non-registrational studies or similar programs or studies where the Product is supplied without charge or at the actual manufacturing cost thereof.

1.51“Functionally Equivalent Variant” means with respect to any Licensed Capsid, any Capsid derived by or on behalf of Voyager from the Licensed Capsid (including any modification thereof) that meets each of the following criteria as compared to the Licensed Capsid: [**].

[**].

1.52“Global Trade Control Laws” has the meaning set forth in Section 11.8.

1.53“Governmental Authority” means any multinational, federal, national, state, provincial, local or other entity, office, commission, bureau, agency, political subdivision, instrumentality, branch, department, authority, board, court, arbitral or other tribunal exercising executive, judicial, legislative, police, regulatory, administrative or taxing authority or functions of any nature pertaining to government.

1.54“HSR Act” has the meaning set forth in Section 2.3.2.

1.55“IND” means an investigational new drug application (including any amendment or supplement thereto) submitted to the FDA pursuant to U.S. 21 C.F.R. Part 312, including any amendments thereto, or any comparable filing(s) outside the United States for the investigation of any product in any other country or group of countries.

1.56“Indemnified Party” has the meaning set forth in Section 9.3.

1.57“Indemnifying Party” has the meaning set forth in Section 9.3.

1.58“Indirect Taxes” has the meaning set forth in Section 5.13.2.

1.59“Infringement Notice” has the meaning set forth in Section 6.3.1.

1.60“Initial Targets” means the following genes, including the coding and non-coding regions affecting their function and regulation, and modifications thereof: [**].

1.61“Initiation” means, with respect to any Clinical Trial, first dosing of the first human subject in such Clinical Trial.

1.62“Invention” or “Invented” means the result or act of invention (whether patentable or not) as determined in accordance with U.S. patent laws.

1.63“Joint Inventions” has the meaning set forth in Section 6.1.3.

1.64“Joint Patents” means all Patents within the Joint Inventions.

1.65“Know-How” means all proprietary information, know-how and data, including trade secrets, Inventions (whether patentable or not), discoveries, methods, specifications, processes, procedures, formulas, expertise, technology, data (including non-clinical, pre-clinical and clinical data), documentation, materials, and results (including pharmacological, toxicological, biological, chemical, physical, safety and Manufacturing data and results), analytical and quality control data and results, Manufacturing techniques, Regulatory Filings and other technical information. “Know-How” excludes in any event any Patents.

1.66“Law” means any law, statute, rule, regulation, order, judgment or ordinance having the effect of law of any federal, national, multinational, state, provincial, county, city or other political subdivision.

1.67“Licensed Capsid” means, with respect to a Licensed Target: (a)(i) a Capsid Candidate for which Novartis has exercised the applicable Option for such Licensed Target in accordance with Section 2.3.1 and paid the applicable Option Exercise Fee; or (ii) any Substitute Capsid that Novartis has designated as a replacement for a previously-designated Licensed Capsid in accordance with Section 2.4; (b) any Functionally Equivalent Variant of the Capsid Candidate or Substitute Capsid described in (a)(i) or (a)(ii) as applicable; or (c) any Capsid derived by or on behalf of Novartis or its Affiliates from a Capsid described in (a) or (b) above where such derived Capsid (i) is Covered by a Capsid Patent, (ii) contains changes or improvements, and (iii) such changes or improvements are not Covered by a claim of a Capsid Patent that is patentably distinct from the claims of the Capsid Patent that Cover the initial Capsid set forth in (a) or (b) above.

1.68“Licensed Capsid Patent” means, collectively, any Capsid Patent that Covers any Licensed Capsid, but excluding any Licensed Product Patents.

1.69“Licensed Field” means all indications for therapeutic, diagnostic and prophylactic human and veterinary use.

1.70“Licensed Product” means a product comprising: (a) a Licensed Capsid; and (b) a Novartis Payload directed to a Licensed Target for which Novartis exercised its Option for such Licensed Capsid, as identified in Novartis’s Option Exercise Notice.

1.71“Licensed Product Patent” means, collectively, any Patent Controlled by Novartis at any time during the Term with claims directed to the combination of a Licensed Capsid and a Novartis Payload together or any method of use directed to such combination.

1.72“Licensed Target” means any Subject Target for which an Option is exercised, following the exercise of the applicable Option and payment of the applicable Option Exercise Fee.

1.73“Litigation Conditions” has the meaning set forth in Section 9.4.

1.74“Losses” has the meaning set forth in Section 9.1.

1.75 “Major Market Country” means the United Kingdom, France, Germany, Italy, Spain and Japan.

1.76“Manufacture” means activities directed to manufacturing, processing, packaging, labeling, filling, finishing, assembly, quality assurance, quality control, testing, and release, shipping, or storage of any pharmaceutical or biologic product (or any components or process steps involving any product or any companion diagnostic), placebo, or comparator agent, as the case may be, including process development, qualification, and validation, scale-up, pre-clinical, clinical, and commercial manufacture and analytic development, product characterization, and stability testing. “Manufacturing” has correlating meaning.

1.77“Net Sales” means the net sales recorded by Novartis or any of its Affiliates or Sublicensees, excluding distributors and wholesalers, for any Licensed Product sold to Third Parties other than Sublicensees as determined in accordance with Novartis’ Accounting Standards as consistently applied, less a deduction of [**] percent ([**]%) for direct expenses related to the sales of the Product, distribution and warehousing expenses and uncollectible amounts on previously sold products. The deductions booked on an accrual basis by Novartis and its Affiliates under its Accounting Standards to calculate the recorded net sales from gross sales include, without limitation, the following:

(a)normal trade and cash discounts;

(b)amounts repaid or credited by reasons of defects, rejections, recalls or returns;

(c)rebates and chargebacks to customers and third parties (including, without limitation, Medicare, Medicaid, Managed Healthcare and similar types of rebates);

(d)amounts provided or credited to customers through coupons and other discount programs;

(e)delayed ship order credits, discounts or payments related to the impact of price increases between purchase and shipping dates or retroactive price reductions;

(f)fee for service payments to customers for any non-separable services (including compensation for maintaining agreed inventory levels and providing information); and

(g)other reductions or specifically identifiable amounts deducted for reasons similar to those listed above in accordance with Novartis’ Accounting Standards.

With respect to the calculation of Net Sales:

i.Net Sales only include the value charged or invoiced on the first arm’s length sale to a Third Party;

ii.sales between or among Novartis and its Affiliates and Sublicensees shall be disregarded for purposes of calculating Net Sales; and

iii.If a Licensed Product is delivered to the Third Party before being invoiced (or is not invoiced), Net Sales will be calculated at the time the revenue recognition criteria under Novartis Accounting Standards are met.

1.78“Non-Disclosing Party” has the meaning set forth in Section 7.5.

1.79“Novartis” has the meaning set forth in the Preamble.

1.80“Novartis Background IP” has the meaning set forth in Section 6.1.1.

1.81“Novartis Evaluation Data” has the meaning set forth in Section 2.2.2.

1.82“Novartis Payload” means a DNA sequence utilized by Novartis that is intended to have a therapeutic effect on a Subject Target when packaged into a Capsid and delivered to the appropriate cells.

1.83“Option” has the meaning set forth in Section 2.3.1.

1.84“Option Exercise Date” has the meaning set forth in Section 2.3.1.

1.85“Option Exercise Fee” has the meaning set forth in Section 5.3.

1.86“Option Exercise Notice” has the meaning set forth in Section 2.3.1.

1.87“Other Know-How” has the meaning set forth in Section 2.3.1.

1.88“Patent” means (a) any patent, patent application or utility models (including any provisional application, priority application, or international applications) in any country or multinational jurisdiction in the Territory (including any converted application, continuation, continuation-in-part, continued prosecution application or divisional of any such application, any reissue, renewal, extension, registration, confirmation, revalidation, restoration, substitution, reexamination, supplementary protection certificate, pediatric exclusivity period or the like of any such patent); (b) any foreign equivalent of any patent or patent application described in clause (a); and (c) all rights of priority in any of the foregoing.

1.89“Parties” or “Party” has the meaning set forth in the Preamble.

1.90 “Person” means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization or other similar entity or organization.

1.91“Phase I Clinical Trial” means a Clinical Trial (or a portion of a human clinical trial) of a product in any country, the principal purpose of which is a preliminary determination of safety in healthy individuals or patients, that would satisfy the requirements of 21 C.F.R. 312.21(a), or a similar clinical study prescribed by the relevant Regulatory Authorities in a country other than the United States.

1.92“Pivotal Clinical Trial” means a Clinical Trial of a Licensed Product that either (a) would satisfy the requirements of 21 C.F.R. 312.21(c) or corresponding foreign regulations; or (b) is intended (as of the time the Clinical Trial is Initiated) to obtain sufficient data to support the filing of a BLA for such Licensed Product. Pivotal Trial may include (i) a Clinical Trial that is designed to satisfy the requirements of both 21 C.F.R. 312.21(b) and 21 C.F.R. 312.21(c) or corresponding foreign regulations, or (ii) a Clinical Trial that is designed to satisfy the requirements of 21 C.F.R. 312.21(b) that is subsequently optimized or expanded to satisfy the requirements of 21 C.F.R. 312.21(c) or to provide sufficient data to support the filing of a BLA for such Licensed Product, as supported by a Regulatory Authority’s formal meeting minutes or comparable documents, in which case such Pivotal Trial shall be deemed to have been Initiated upon the first dosing of the first human subject under the optimized or expanded protocol for such Clinical Trial.

1.93“Price Approval” means, in any country where a Governmental Authority authorizes reimbursement for, or approves or determines pricing for, pharmaceutical products, receipt (or, if required to make such authorization, approval or determination effective, publication) of such reimbursement authorization or pricing approval or determination (as the case may be).

1.94“Prosecution and Maintenance” or “Prosecute and Maintain” means, with regard to a Patent: (a) the preparation, filing, prosecution, maintenance, and requests for patent term adjustments or patent term extensions, including terminally disclaiming an application or issued patent of or for such Patent, as well all appeals therefrom; and (b) any proceeding, other than routine ex parte prosecution, which challenges such Patent occurring independently of litigation of the Patent, including re-examinations, nullity actions, interferences, oppositions, derivation proceedings, post-grant reviews, reissues, and other similar proceedings with respect to such Patent and any appeals therefrom.

1.95“Rare Disease Target” means a gene target (a) whose expression is intended to be replaced, increased, knocked down, or otherwise modulated and (b) that corresponds to a prevalent population of fewer than 200,000 patients in the United States.

1.96“Receiving Party” has the meaning set forth in Section 7.1.

1.97“Redacted Version” has the meaning set forth in Section 7.4.2.

1.98“Regulatory Approval” means the approval of the applicable Regulatory Authority necessary for the marketing and sale of a product in a country(ies), including any required Price Approval.

1.99“Regulatory Approval Application” means a Regulatory Filing submitted to an applicable Regulatory Authority to obtain Regulatory Approval to market and sell a particular product in the country or countries that such Regulatory Authority is responsible for, including any amendments thereto and supplemental applications.

1.100“Regulatory Authority” means the FDA in the United States or any Governmental Authority in another country in the Territory that is a counterpart to the FDA and holds responsibility for granting Regulatory Approval for a product in such country, including the EMA, and any successor(s) thereto.

1.101“Regulatory Filing” means, with respect to a product, any documentation comprising or relating to or supporting any filing or application with any Regulatory Authority with respect to such product, or its use or potential use in the Field, including any document submitted to any Regulatory Authority, including any IND, any Regulatory Approval Application and any correspondence with any Regulatory Authority with respect to such product (including minutes of any meetings, telephone conferences or discussions with any Regulatory Authority).

1.102“Relevant Capsid Patents” has the meaning set forth in Section 8.2.2.

1.103“Relevant Factors” means all relevant factors that may affect the Development, Regulatory Approval or Commercialization of a Licensed Product, including (as applicable): actual and potential issues of safety, efficacy or stability; product profile (including product modality, category and mechanism of action); stage of development or life cycle status; actual and projected Development, Regulatory Approval, Manufacturing, and Commercialization costs; any issues regarding the ability to Manufacture or have Manufactured any Licensed Capsid or Licensed Product; the likelihood of obtaining Regulatory Approvals (including satisfactory or required Price Approvals); the timing of such approvals; the current guidance and requirements for Regulatory Approval for the Licensed Product and similar products and the current and projected regulatory status; labeling or anticipated labeling; the then-current competitive environment and the likely competitive environment at the time of projected entry into the market; past performance of the Licensed Product or similar products; present and future market potential; the ability to obtain adequate supply of any Licensed Capsid or Licensed Product, or any component thereof, from any

Third Party as may be required to Develop, secure Regulatory Approval for or Commercialize any Licensed Capsid or Licensed Product; Patent Rights of a Third Party; existing or projected pricing, sales, reimbursement and profitability; pricing or reimbursement changes in relevant countries; proprietary position, strength and duration of patent protection and anticipated exclusivity; and other relevant scientific, technical, operational and commercial factors.

1.104“Representatives” means: (a) with respect to Novartis, Novartis and its Affiliates and each of their respective officers, directors, employees, consultants, contractors, and agents; and (b) with respect to Voyager, Voyager and its Affiliates and each of their respective officers, directors, employees, consultants, contractors, and agents.

1.105“Research Term” means, on a Subject Target-by-Subject Target basis, the period commencing on the Evaluation Start Date for such Subject Target and ending on the first to occur of: (a) the first (1st) anniversary of the Evaluation Start Date; or (b) if the Option for such Subject Target is exercised, the third (3rd) anniversary of the Evaluation Start Date.

1.106“Residual Knowledge” means knowledge, techniques, experience and Know-How that: (a) are, or are based on any Confidential Information Controlled by the Disclosing Party; and (b) are retained in the unaided memory of any authorized Representative of the Receiving Party after having access to such Confidential Information. An individual’s memory will be considered to be unaided if the individual has not intentionally memorized the Confidential Information for the purpose of retaining and subsequently using or disclosing it. In no event, however, will Residual Knowledge include any knowledge, techniques, experience and Know-How to the extent (at any time, for such time) within the scope of any issued, valid, and enforceable patent claim Controlled by the Disclosing Party.

1.107“Restricted Market” has the meaning set forth in Section 11.8.1.

1.108“Restricted Party” has the meaning set forth in Section 11.8.2.

1.109“Royalty Floor” has the meaning set forth in Section 5.7.4.

1.110“Royalty Term” means, on a country-by-country and Licensed Product-by-Licensed Product basis, the period commencing on the First Commercial Sale of such Licensed Product in such country and terminating upon the latest to occur of: (a) expiration of the last Valid Claim of a Licensed Capsid Patent Covering the Licensed Product in such country; (b) termination or expiration of regulatory or data exclusivity for such Licensed Product in such country; and (c) [**] after the First Commercial Sale of such Licensed Product in such country.

1.111“Sublicense” has the meaning set forth in Section 3.2.

1.112“Sublicensee” has the meaning set forth in Section 3.2.

1.113“Substitute Capsid” has the meaning set forth in Section 2.4.

1.114“Subject Targets” means, collectively, the Initial Targets and Additional Targets. “Subject Target” means a Subject Target.

1.115“Tax Action” has the meaning set forth in Section 5.13.3.

1.116 “Term” has the meaning set forth in Section 10.1.

1.117“Territory” means worldwide.

1.118“Third Party” means any Person that is neither a Party nor an Affiliate of a Party.

1.119“Third Party Claims” has the meaning set forth in Section 9.1.

1.120“Third Party License” has the meaning set forth in Section 5.7.2.

1.121“United States” or “U.S.” means the United States of America and all of its territories and possessions.

1.122“Valid Claim” means, with respect to a particular country and Licensed Product: (a) a claim of an issued and unexpired Licensed Capsid Patent (i) that has not been revoked or held unenforceable, unpatentable or invalid by a decision of a court or other Governmental Authority of competent jurisdiction from which no appeal can be taken or has not been appealed within the time allowed for appeal and (ii) that has not been irrevocably abandoned, disclaimed, denied, or admitted to be invalid or unenforceable through reissue, re-examination, or disclaimer or otherwise; or (b) a claim of a pending patent application within the Licensed Capsid Patent(s) that has not been cancelled, withdrawn, abandoned or finally rejected by an administrative agency action from which no appeal can be taken, provided that any claim in any patent application pending for more than [**] from the earliest date on which such claim claims priority shall not be considered a Valid Claim for purposes of the Agreement from and after such [**] date.

1.123“Voyager” has the meaning set forth in the Preamble.

1.124“Voyager Background IP” has the meaning set forth in Section 6.1.2.

1.125“Voyager Know-How” means Know-How that: (a) is Controlled by Voyager or any of its Affiliates as of the Effective Date or that comes into the Control of Voyager or any of its Affiliates during the Term (other than through the grant of a license by Novartis); (b) is disclosed or is required to be disclosed by or on behalf of Voyager to Novartis in connection with this Agreement; and (c) relates to any Capsid Candidate or Licensed Capsid or the Exploitation of any Capsid Candidate or Licensed Capsid. “Voyager Know-How” expressly excludes any Know-How relating to Voyager’s proprietary SF9 manufacturing technology.

1.126“Voyager’s Knowledge” means the actual knowledge, as of the Effective Date, of Voyager’s [**].

ARTICLE 2

RESEARCH AND LICENSE OPTION

2.1Alliance Managers. Within [**] after the Effective Date, each Party will appoint an individual to act as an alliance manager for such Party (each, an “Alliance Manager”). The Alliance

Managers will be the primary point of contact for the Parties under this Agreement, including with regard to Voyager’s disclosure of any Capsid Candidates and Novartis’s Evaluation of any Capsid Candidate. The name and contact information for each Party’s Alliance Manager, as well as any replacement chosen by such Party, in its sole discretion, from time to time, will be promptly provided to the other Party in writing. Each Party may change its designated Alliance Manager at any time upon written notice to the other Party; provided that each Party will maintain an Alliance Manager throughout the duration of the Term. The Parties may mutually agree in writing to eliminate the requirement to maintain an Alliance Manager at any point following the expiration of the last to expire Research Term.

2.2Capsid Candidate Evaluation.

2.2.1Campaigns and Disclosure. During the Research Term, Voyager may (but will not be obligated to), at Voyager’s sole discretion and expense, conduct Campaigns and identify Capsid Candidates that may be useful for AAV Gene Therapy. Voyager will disclose to Novartis, on a rolling basis (but no less frequently than [**]), the data relating to the performance characteristics for Capsids that may be useful for AAV Gene Therapy that (a) is or becomes Controlled by Voyager during the Research Term, or (b) arises from Campaigns conducted during the Research Term.

2.2.2Evaluation of Capsid Candidates. During the Research Term for each Subject Target, following the disclosure by Voyager to Novartis of a Capsid Candidate, Novartis will have the right, in its sole discretion, to select [**] such Capsid Candidates for Evaluation by written notice to Voyager, and upon receipt of such written notice, Voyager will promptly provide to Novartis plasmids for the production of each such Capsid Candidate for such Evaluation. Novartis will promptly provide to Voyager all results of such Evaluation that are generated during any Research Term to the corresponding Capsid Candidate that are related to biodistribution, expression level, and toxicity (“Novartis Evaluation Data”); provided that Novartis, in its sole discretion, may choose to redact, mask, or not provide any information related to a Novartis Payload. Voyager will be free to use the corresponding Evaluation data for its own internal research purposes, in support of Voyager’s Patent filings, and as part of data packages shared under confidentiality in association with the applicable Capsid Candidate (without attribution of the source of such data to Novartis); provided, however, that (a) Voyager shall not include Novartis Evaluation Data in any Patent filing without Novartis’s prior written consent, which consent shall not be unreasonably withheld and (b) Voyager shall only share the Novartis Evaluation Data with Third Parties who have similarly contracted with Voyager to make available the results of such Third Party’s evaluation of Capsids, subject to similar confidentiality protections. In the event Novartis does not exercise its Option for a particular Capsid Candidate, Novartis will not: (x) disclose the data from the corresponding Evaluation of such Capsid Candidate to any Third Party; or (y) include the data from the corresponding Evaluation of such Capsid Candidate in any Patent filing, except in each case of (x) or (y) where such data has become publicly available through no breach of this Agreement or with Voyager’s prior written consent. Novartis may perform such Evaluation with respect to any Subject Target at any time during the applicable Research Term.

2.2.3Additional Target Options.

(a)Additional Target Options. During the Additional Target Option Period, Novartis will have the option to nominate up to two (2) additional Rare Disease Targets for evaluation (each, an “Additional Target Option”). If Novartis desires to exercise an Additional Target Option, Novartis will provide Voyager with written notice identifying the proposed Rare Disease Target for which Novartis desires to exercise the Additional Target Option, including information regarding any applicable genetic variant(s) present in the intended addressable patient population sufficient for Voyager to determine whether the proposed target qualifies as a Rare Disease Target. Upon receipt of such notice, Voyager will provide written notice within [**] stating whether the proposed Rare Disease Target is Available at the time Voyager receives the above-described written notice from Novartis (and if Voyager reasonably disagrees that the proposed target qualifies as a Rare Disease Target).

(b)Additional Target Option Exercise. Within [**] of receipt of notice from Voyager that the proposed Rare Disease Target is Available (and qualifies as a Rare Disease Target) pursuant to Section 2.2.3(a), Novartis may exercise the Additional Target Option for such Rare Disease Target by providing written notice to Voyager of such exercise, and Novartis will pay the Additional Target Option Fee in accordance with Section 5.2.

(c)Non-Availability. If the proposed Rare Disease Target is not Available at the time Voyager receives the notice in Section 2.2.3(a), or it is determined that the proposed target does not qualify as a Rare Disease Target, Novartis will be deemed not to have exercised the Additional Target Option, and Novartis will continue to have the ability to nominate additional Rare Disease Targets for exercise of the Additional Target Option in accordance with the process set forth above in this Section 2.2.3 until its Additional Target Option has been exercised; provided that (i) if the time period for the Additional Target Option Period under Section 1.7 has expired following Novartis’s nomination of the Rare Disease Target that was not Available, then (ii) Novartis’s Additional Target Option will continue (and the time period for the Additional Target Option Period will be extended) for up to an additional [**] after Voyager’s notification that the previously proposed Rare Disease Target is not Available (except if such period of [**] period is extended by mutual agreement of the Parties, repeating as necessary until a proposed Rare Disease Target is Available and Novartis triggers the Additional Target Option, or Novartis fails to timely nominate a Rare Disease Target; provided, however, that if for a given Additional Target Option no Rare Disease Target proposed by Novartis has been determined to be Available within [**] of the expiry of the Additional Target Option Period, then the Executive Officers shall meet to negotiate in good faith a methodology whereby a concurrence between the Rare Disease Targets of interest to Novartis and the Rare Disease Targets Available from Voyager may be determined. For the avoidance of doubt, the nomination process described in this Section 2.2.3 shall occur on a per Additional Target Option basis, and so the triggering of a one Additional Target Option does not foreclose the possibility of the process continuing for a second Additional Target Option.

2.2.4Reporting. During the Research Term for each Subject Target, Voyager shall provide written reports summarizing the Capsid Candidates disclosed pursuant to Section 2.2.1, and Novartis will provide a written reports summarizing all results of the Evaluation conducted pursuant to Section 2.2.2 with timing to be mutually agreed by the Parties. The Alliance Managers will coordinate meetings to be held within [**] following receipt of such written reports to discuss the contents of such reports, with each Party providing the appropriate personnel to address any reasonable inquiries of the other Party.

2.3Option to License Capsid Candidates for Development and Commercialization of Licensed Products.

2.3.1Voyager hereby grants to Novartis an option to receive the license as set forth in Section 3.1.2 for one (1) Capsid Candidate for each Subject Target (each, an “Option”). Novartis may exercise each Option during the applicable Research Term by providing written notice to Voyager, in accordance with Section 11.7, identifying the specific Capsid Candidate and Subject Target for which the Option is exercised (an “Option Exercise Notice”). Novartis may exercise each of its Options on the same or different Capsid Candidates for each Subject Target during the applicable Research Term but may only exercise its Option on one Capsid Candidate for each Subject Target (subject to the substitution rights as set forth in Section 2.4). Upon Voyager’s receipt of each Option Exercise Notice (the “Option Exercise Date”) each Capsid Candidate identified in the corresponding Option Exercise Notice will be deemed a “Licensed Capsid” for the selected Subject Target, which will be deemed a “Licensed Target.” Promptly following receipt of Novartis’s Option Exercise Notice, Voyager will issue the appropriate invoice in accordance with Section 5.4.2 and provide Novartis with any Voyager Know-How for the corresponding Licensed Capsid that has not been previously provided to Novartis as may be reasonably necessary or that the Parties mutually agree may be useful to enable Novartis to Exploit such Licensed Capsid for use in Licensed Products; provided that Voyager shall not provide Novartis with any Know-How that is not reasonably necessary for Exploiting a Licensed Capsid (such Know-How, “Other Know-How”) without Novartis’ prior written consent. In the event Voyager provides Other Know-How without Novartis’ prior written consent, then Novartis shall have the right to use such Other Know-How for Development of Licensed Products, provided that Voyager may notify Novartis of any inadvertent disclosure of Other Know-How and Novartis shall destroy all such Other Know-How to the extent not previously relied upon in the Development of Licensed Products.

2.3.2All Option exercise notices delivered by Novartis shall specify whether the exercise of the applicable Option, in Novartis’s good faith assessment based on advice from specialized counsel, requires filings under the Hart-Scott-Rodino Antitrust Improvement Act (as amended from time to time, the “HSR Act”) or similar antitrust or competition laws of other jurisdictions (collectively, the “Antitrust Filings”). If Novartis concludes that Antitrust Filings are required, then: (a) the Parties will (i) use reasonable efforts to make the requisite filings as promptly as possible, and in the case of filings under the HSR Act in any event no later than [**] after the exercise notice for the applicable Option, and (ii) collaborate with each other in taking appropriate steps to achieve expiration or termination of all applicable waiting periods as promptly as possible; and (b) the effectiveness of the relevant license(s) set forth in Section 3.1.2 shall be conditioned upon expiration or termination of such applicable waiting periods.

2.4Capsid Substitution. After Option exercise but during the Research Term for any Subject Target, Novartis may conduct additional Evaluation of the Capsid Candidates for use with such Subject Target, and may elect to substitute any Capsid Candidate for any Licensed Capsid for which an Option has been exercised for such Subject Target by providing written notice to

Voyager, in accordance with Section 11.7, identifying the Capsid Candidate (the “Substitute Capsid”) and the specific Licensed Target for which the Substitute Capsid will replace the previously designated Licensed Capsid. Immediately following Novartis’s exercise of such substitution notice, the Substitute Capsid will replace the previous Licensed Capsid for such Licensed Target, and Voyager will provide Novartis with any Voyager Know-How for the Substitute Capsid that has not been previously provided to Novartis as may be reasonably necessary or that the Parties mutually agree may be useful to enable Novartis to Exploit such Substitute Capsid for use in Licensed Products directed to such Licensed Target.

2.5Functionally Equivalent Variant Designation Based on [**]. Notwithstanding the criterion in Section 1.51(b), if during the Research Term, Novartis demonstrates and discloses to Voyager in writing with the relevant data (supporting or contrary) that [**], the criterion in Section 1.51(b) shall be deemed met with respect to the Capsid in question. Following the expiration of the Research Term, if Novartis demonstrates and discloses to Voyager in writing with the relevant data (supporting or contrary data) that [**], the criterion in Section 1.51(b) shall be deemed met with respect to the Capsid in question if, and only if, such Capsid is Available, as determined by Voyager. Voyager shall notify Novartis of such determination within [**] of receipt of all supporting data.

ARTICLE 3

GRANT OF LICENSES

3.1Licenses to Novartis.

3.1.1Research License. Subject to the terms and conditions of this Agreement, with respect to each Capsid Candidate, Voyager hereby grants to Novartis and its Affiliates , and Novartis hereby accepts, a non-exclusive (subject to Section 8.4.1), non-transferable (except in accordance with Section 11.4), non-sublicensable (except in the case of contractors performing services related to Evaluation for or on behalf of Novartis), worldwide, royalty-free right and license during the Research Term, under the Capsid Patents and Voyager Know How, to evaluate each Capsid Candidate for use with the applicable Subject Targets, in each case solely for the purpose of performing the Evaluation.

3.1.2Exclusive Licenses from Voyager to Novartis.

(a)On a Licensed Capsid-by-Licensed Capsid basis and effective as of the Option Exercise Date for such Licensed Capsid, Voyager hereby grants to Novartis and its Affiliates an exclusive license (exclusive even as to Voyager) under the Licensed Capsid Patents and Voyager’s interest in the Joint Patents, to use, have used, Develop, have Developed, Commercialize, and have Commercialized the applicable Licensed Capsid(s) as incorporated into Licensed Products containing the corresponding Novartis Payload directed to a Subject Target in the Territory.

(b)In the event Novartis assigns any Licensed Product Patent to Voyager in accordance with Section 6.2.3(b), Voyager hereby grants to Novartis and its Affiliates an exclusive (even as to Voyager), perpetual, non-revocable, world-wide, sub-licensable license under such assigned Licensed Product Patent for all purposes, including Exploitation of any Capsid. The foregoing license shall be royalty free, except with respect to any granted and valid independent claim of such assigned Licensed Product Patent that recites the Licensed Capsid sequence or that otherwise relies upon recitation of the Licensed Capsid sequence for the novelty or non-obviousness of the claim (other than those Licensed Product Patents assigned under Section 6.2.3(b)(ii)), in which case Novartis shall be responsible for all payment obligations as would apply to a Licensed Capsid Patent.

Notwithstanding anything to the contrary, the exclusive licenses in this Section 3.1.2 are exclusive solely as each relates to the Exploitation of a Licensed Product in relation to a Subject Target.

3.1.3Non-Exclusive License from Voyager to Novartis. Without limiting any other license granted under this Agreement, on a Licensed Capsid-by-Licensed Capsid basis and effective as of the Option Exercise Date, Voyager hereby grants to Novartis and its Affiliates a non-exclusive right and license, under the Voyager Know-How, to use, have used, Develop, have Developed, Manufacture, have Manufactured, Commercialize, and have Commercialized the applicable Licensed Capsid(s) as incorporated into Licensed Products containing a Novartis Payload directed to a Licensed Target in the Territory. The Parties acknowledge that Voyager Know-How expressly excludes any Know-How relating to Voyager’s proprietary SF9 manufacturing technology. In the event Novartis wishes to consult Voyager on manufacturing Know-How of the Capsids, Voyager agrees to cooperate with Novartis and the Parties will modify the Agreement as appropriate.

3.1.4Right of Reference. Voyager hereby grants to Novartis a “Right of Reference,” as that term is defined in 21 C.F.R. § 314.3(b) (or any analogous Law recognized outside of the United States), to all data Controlled by Voyager or its Affiliates that relates to any Licensed Capsid or Licensed Product solely for purposes of seeking Regulatory Approval for Licensed Products, and Voyager shall provide a signed statement to this effect, if requested by Novartis, in accordance with 21 C.F.R. § 314.50(g)(3) (or any analogous Law outside of the United States).

3.2Novartis’s Sublicensing Rights. Novartis and its Affiliates will have the right to grant and authorize sublicenses through multiple tiers under the rights granted to it under this Agreement by Voyager, including Section 3.1.2 and Section 3.1.3 for the Exploitation of a Licensed Product (each such Third Party, a “Sublicensee”). Novartis will use Commercially Reasonable Efforts to include in each Sublicense, an obligation of the Sublicensee to provide Novartis with written notice of its achievement of a Development Milestone Event within [**] after such Sublicensee achieves the Development Milestone Event. Within [**] following execution of a sublicense with a Sublicensee (a “Sublicense”), Novartis will provide Voyager with a fully executed copy of the corresponding Sublicense, which copy may be redacted by Novartis to remove confidential or commercially sensitive information and any other information that is not necessary to demonstrate compliance with the terms of this Agreement. Each sublicense will be consistent with the terms of this Agreement. During the Term, Novartis will be responsible for any act or omission by a Sublicensee that would be a breach of this Agreement if such act or omission had been engaged in by Novartis. Novartis shall remain responsible for the payment to Voyager of all Development Milestone Payments, Sales Milestone Payments, and royalties that are payable with respect to the Development Milestone Event(s) achieved by, or the Net Sales of, a Licensed Product made by such Sublicensees.

3.3Voyager Rights.

3.3.1Notwithstanding anything to the contrary set forth in this Agreement: (a) the exclusive licenses and exclusivity covenants set forth in this Agreement will not prevent Voyager from internal Development activities relating to the Capsid Candidates or Licensed Capsids, including any Development activities that may result in generation of Functionally Equivalent Variants; (b) nothing in this Agreement will prevent Voyager from Exploiting (or granting rights to an Affiliate or Third Party to Exploit) (i) subject to Section 8.4.1, any Capsid that is not a Licensed Capsid or a Functionally Equivalent Variant of such Licensed Capsid for use in connection with the Licensed Targets or (ii) any Licensed Capsid or Functionally Equivalent Variant of such Licensed Capsid for use with targets other than Licensed Target.

3.4No Other Rights. Except as otherwise expressly provided in this Agreement, under no circumstances will a Party, as a result of this Agreement, obtain any ownership interest, license right or other right in any Know-How, Patent, or other intellectual property rights of the other Party or any of its Affiliates, including items owned, controlled, developed, or acquired by the other Party or any of its Affiliates, or provided by the other Party to the first Party at any time pursuant to this Agreement.

ARTICLE 4

DEVELOPMENT, REGULATORY AND COMMERCIALIZATION ACTIVITIES

4.1Novartis Authority and Obligations.

4.1.1As of each applicable Option Exercise Date, Novartis will be solely responsible for, and have sole decision-making authority with respect to, at its own expense, the Exploitation of Licensed Products and Licensed Capsids as they are used to Exploit a Licensed Product. During the Term, Voyager will be responsible for maintaining any Third Party agreement it has entered as of the Effective Date (if any) that is required for Novartis to practice the rights granted by Voyager to Novartis in the Agreement, including payment by Voyager of any amounts due under such Third Party agreements.

4.2Diligence.

4.2.1Development Diligence. Novartis will use Commercially Reasonable Efforts to Develop and obtain Regulatory Approval for at least one (1) Licensed Product for each Licensed Target in the United States and at least three (3) of the Major Market Countries. Novartis will have no other diligence obligations with respect to the Development or Regulatory Approval of Products under this Agreement.

4.2.2Commercial Diligence. Novartis will use its Commercially Reasonable Efforts to Commercialize each Licensed Product in the United States and at least three (3) Major Market Countries in the Territory where Novartis or its designated Affiliates or Sublicensee has received Regulatory Approval for such Licensed Product. Novartis will have no other diligence obligations with respect to the Commercialization of Products under this Agreement.

4.2.3Exceptions to Diligence Obligations. Notwithstanding any provision of this Agreement to the contrary, Novartis will be relieved of its diligence obligations under this Agreement with respect to any Licensed Product to the extent that any of the following occurs with respect to such Licensed Product:

(a)Novartis or Voyager receives, generates, or otherwise becomes aware of, any safety, tolerability, or other data reasonably indicating or signaling that a Licensed Capsid or Licensed Product has or would have an unacceptable risk-benefit profile or is otherwise not reasonably suitable for initiation or continuation of Clinical Trials; or

(b)Novartis or Voyager receive any notice, information or correspondence from any applicable Regulatory Authority, or any applicable Regulatory Authority takes any action, that reasonably indicates that a Licensed Product is unlikely to receive Regulatory Approval.

4.2.4Deemed Satisfaction of Novartis’s Diligence Obligations. Without in any way expanding Novartis’s obligations under this Agreement:

(a)Novartis’s achievement of any Development Milestone Event entitling Voyager to receive a specific Development Milestone Payment described in Section 5.4.2 will be conclusive evidence that Novartis has satisfied all of its diligence obligations under this Agreement for the corresponding Licensed Product, up to the point such Development Milestone Event is achieved; and

(b)Novartis’s payment, and Voyager’s acceptance, of any Sales Milestone Payment as set forth in Section 5.4.3 will be conclusive evidence that Novartis has satisfied all its diligence obligations under this Agreement for the corresponding Licensed Product up to the date of the achievement of such milestone; provided that if Voyager does not return in full a Sales Milestone Payment by Novartis with a written rejection of such payment within [**] of receipt, Voyager shall be deemed to have accepted such Sales Milestone payment.

(c)For the avoidance of doubt, the provisions of Section 4.2.4 are intended only as examples of diligence constituting satisfaction of Novartis’s diligence obligations. Novartis may fully satisfy its diligence obligations without achieving any of the specific diligence examples set forth in Section 4.2.4, provided that Novartis otherwise complies with the provisions of Section 4.2.1 or Section 4.2.2, as applicable.

4.2.5Assertion of Novartis Diligence Obligation Claims. If Voyager is, becomes, or reasonably should be aware of facts that might form a reasonable basis to allege that Novartis has failed to meet any of its diligence obligations, then Voyager will promptly notify Novartis in writing of such potential alleged performance failure (each such potential alleged performance failure, a “Diligence Issue”). Promptly upon Novartis’s receipt of any notice of a Diligence Issue pursuant to this Section 4.2.5, the Novartis Alliance Manager will contact the Voyager Alliance

Manager to discuss the specific nature of such Diligence Issue and seek to identify an appropriate corrective course of action. If, no later than [**] after Novartis’s receipt of such a notice, (i) the Parties have not reached consensus regarding whether Novartis has failed to satisfy its obligations pursuant to Section 4.2.1 or Section 4.2.2 and (ii) the Parties’ respective Alliance Managers have not agreed upon an appropriate corrective course of action for such Diligence Issue, then such Diligence Issue will be escalated and resolved pursuant to the dispute resolution provisions set forth in Section 11.2. If Voyager fails to notify Novartis of a Diligence Issue pursuant to this Section 4.2.5 within [**] after the date that Voyager first discovers or reasonably should have discovered such Diligence Issue, then Novartis will be deemed to have satisfied its obligations under Section 4.2.1 and Section 4.2.2 with respect to such Diligence Issue.

4.2.6Remedies for Breach of Novartis Diligence Obligations. If Novartis materially breaches any of its diligence obligations under Section 4.2.1, and Novartis fails to timely remedy such breach within [**] after Novartis’s receipt of notice of such breach from Voyager, or if such breach is not reasonably curable within [**] and if Novartis is making a bona fide effort to cure such breach, within a time period to be agreed by both Parties in order to permit Novartis a reasonable period of time to cure such breach, the time to remedy such breach shall be extended for a time period to be agreed by both Parties in order to permit Novartis a reasonable period of time to cure such breach), then Voyager may, in its sole discretion, elect to either: (i) terminate this Agreement pursuant to the provisions of Section 10.3.1 on a Licensed Product-by-Licensed Product and country-by-country basis; or (ii) convert any exclusive license or sublicense granted to Novartis under this Agreement into a non-exclusive license, solely in each case of (i) and (ii) with respect to a Licensed Product in the country that is the subject of the material breach;.

4.2.7Reporting. Following the exercise of each Option and prior to the First Commercial Sale of the corresponding Licensed Product in each of the jurisdictions where any of the milestone payments under Section 5.4 remain outstanding, for each Licensed Product, Novartis will provide to Voyager a confidential [**] written report summarizing the material Development, Manufacture and Commercialization activities it has undertaken in such jurisdiction(s) during the preceding [**] period and the material Development, Manufacture and Commercialization activities it expects to take in the following [**] period, including any milestones expected to be achieved.

4.2.8Cooperation. Upon Novartis’s request and at Novartis’s expense, Voyager will provide Novartis with reasonable assistance in connection with Novartis’s preparation of any portion(s) of the relevant Regulatory Filings that relate to the Licensed Products, including by providing relevant data in Voyager’s possession and participating in meetings between the Parties to prepare documents to be filed.

4.3Remedy for Novartis Deprioritizing a Licensed Capsid. Without limiting Novartis’s obligations under Section 4.2.1, on a Licensed Product-by-Licensed Product basis, if, during the period beginning on the corresponding Option Exercise Date for a Novartis Payload and ending on the date Novartis first Commercializes the corresponding Licensed Product in the United States and a Major Market Country, (i) Novartis declares a lead candidate incorporating a Novartis Payload for Development, and (ii) Novartis does not include a lead candidate or a back-up candidate incorporating a Licensed Capsid and a Novartis Payload in its Development efforts for any contiguous [**] period (including efforts aimed at continuing Development through a Sublicensee), as indicated in Novartis’s [**] report made under Section 4.2.7 and provided that such lack of inclusion is not a result of a matter set forth in Section 4.2.4(b), then, within [**] after receiving such report, Voyager shall notify Novartis in accordance with Section 11.7 of any objection it has to such lack of inclusion. If Voyager timely notifies Novartis of its objection and Novartis does not include a lead candidate or back-up candidate that incorporates the corresponding Licensed Candidate and Novartis Payload within [**] after Novartis’s receipt of such notice, then Novartis may, in its sole discretion, immediately elect to convert the corresponding exclusive license or sublicense granted to Novartis under this Agreement into a non-exclusive license, with (a) all subsequent development obligations under Section 4.2.1 terminating for the corresponding Licensed Product and (b) all amounts for the corresponding Licensed Product that would be due hereunder after Voyager elects such non-exclusive license being reduced by [**] percent ([**]%).

4.4Compliance. All activities to be conducted by a Party under this Agreement will be conducted in compliance with applicable Laws.

ARTICLE 5

INITIAL FEE; MILESTONES AND ROYALTIES; PAYMENTS

5.1Upfront Fee. Novartis will pay Voyager an initial, one-time, non-refundable, non-creditable payment of Fifty-Four Million Dollars ($54,000,000) within [**] after the Effective Date.

5.2Additional Target Option Fee. For each Additional Target Option that Novartis exercises, Novartis will pay to Voyager a fee of Eighteen Million Dollars ($18,000,000) per Additional Target (each, an “Additional Target Option Fee”) following receipt of an invoice from Voyager in accordance with Section 5.5.

5.3Option Exercise Fees. For each Option that Novartis exercises, Novartis will pay to Voyager a fee of Twelve Million Five Hundred Thousand Dollars ($12,500,000) (the “Option Exercise Fee”) following receipt of an invoice from Voyager in accordance with Section 5.5.

5.4Milestone Payments.

5.4.1Generally. Novartis will provide Voyager with written notice (a “Development Milestone Event Notice”) of the achievement of a development milestone event specified in Section 5.4.2 for the first Licensed Product, per Licensed Target, to achieve such milestone event (each, a “Development Milestone Event”). Such notice will be provided within [**] after such Development Milestone Event is achieved; provided that in the case such Development Milestone Event is achieved by a Sublicensee, Novartis’s notice shall be provided within [**] after Novartis receives notice from the corresponding Sublicensee of achieving the Development Milestone Event.

5.4.2Development Milestone Events and Payments. Notwithstanding anything to the contrary in this Agreement, this Section 5.4.2 shall apply only if Novartis exercises the corresponding Option. Novartis will pay the milestones payments set forth below for the first Licensed Product for each Licensed Target to achieve such Development Milestone Event (each, a “Development Milestone Payment”). After receipt of a Development Milestone Event Notice, Voyager shall submit an invoice to Novartis substantially in the form of Exhibit A with respect to the corresponding Development Milestone Payment. If for any reason a Development Milestone Event (a) below does not occur prior to the occurrence of Development Milestone Event (b) below, then Development Milestone Event (a) will be deemed to occur concurrently with the occurrence of Development Milestone Event (b), and the Development Milestone Payments associated with both Development Milestone Events will be paid following the achievement of Development Milestone Event (b).

	Development Milestone Event	Development Milestone Payment (per Licensed Target)
(a)	[**]	[**] Dollars ($[**])
(b)	[**]	[**] Dollars ($[**])
(c)	[**]	[**] Dollars ($[**])
(d)	[**]	[**] Dollars ($[**])
(e)	[**]	[**] Dollars ($[**])
	Total Per Licensed Target	One Hundred Twenty-Five Million ($125,000,000)

The Development Milestones in (d) and (e) above will be deemed to have been achieved upon the occurrence of [**]. Each of the Development Milestone Payments set forth above will be payable one time only per Licensed Target incorporated into a Licensed Product (regardless of the number of Licensed Products with the same Licensed Target, or the number of times with respect to any Licensed Product with the same Licensed Target, achieves the specified Development Event occurs). No Development Milestone Payments will be payable by Novartis for any subsequent Licensed Product for a Licensed Target regardless of the number of Licensed Products for such Licensed Target are Developed. For clarification, if one Licensed Product replaces another Licensed Product in Development, then such replacement Licensed Product will only be subject to Development Milestone Payments that have not previously been triggered by one or more prior Licensed Products for the corresponding Licensed Target.

5.4.3Sales Milestones. On a Licensed Product-by-Licensed Product basis, Novartis will pay to Voyager sales milestones with respect to Annual Net Sales of each Licensed Product for the first occurrence of each milestone event as follows:

	Milestone Event (per Licensed Product)	Sales Milestone Payment
(a)	First Calendar Year with Annual Net Sales exceeding [**] Dollars ($[**])	[**] Dollars ($[**])
(b)	First Calendar Year with Annual Net Sales exceeding of [**] Dollars ($[**])	[**] Dollars ($[**])
(c)	First Calendar Year with Annual Net Sales exceeding [**] Dollars ($[**])	[**] Dollars ($[**])
(d)	Total Per Licensed Product	One Hundred Seventy- Five Million Dollars ($175,000,000)

Upon receipt of a royalty report under Section 5.8 indicating that a sales milestone has been achieved, Voyager will provide an invoice for the applicable sales milestone. Upon receipt of an invoice, Novartis will pay Voyager the foregoing sales milestones in accordance with Section 5.5.

5.5Invoicing and Payment Procedure. Voyager shall provide Novartis an invoice for all amounts due to it under this Agreement. Unless otherwise noted, all fees owed to Voyager will be payable within [**] after Novartis’s receipt of an invoice from Voyager. All invoices will be delivered to Novartis by email to [**]. All invoice or billing related questions should be referred to Novartis’s finance department at [**]. Invoices to Novartis shall be substantially in the form set forth in the Exhibit A. All payments due from Novartis to Voyager pursuant to this Agreement shall be made in U.S. dollars by wire transfer to the following bank account of Voyager (subject to confirmation) or to another bank account of Voyager specified in writing to Novartis and, in each case, in accordance with such instructions as are provided by Voyager to Novartis from time to time:

Account Name:	Voyager Therapeutics, Inc.
Bank:	[**]
Account Type:	[**]
Account Number:	[**]
Routing Number:	[**]
SWIFT Code:	[**]

IBAN:	[**]

5.6Royalties.

5.6.1Royalties on Licensed Products Sold.

(a)Annual Net Sales. Subject to the adjustments under Section 5.7, Novartis will make tiered royalty payments to Voyager in respect of Annual Net Sales, on a Licensed Product-by-Licensed Product basis, by Novartis, its Affiliates or Sublicensees at the following royalty rates during the applicable Royalty Term:

	Annual Net Sales of each Licensed Product in the Territory during a Calendar Year during the Royalty Term	Royalty Rate
(a)	Annual Net Sales less than [**] Dollars ($[**])	[**]%
(b)	Annual Net Sales greater than [**] Dollars ($[**]) but less than [**] Dollars ($[**])	[**]%
(c)	Annual Net Sales greater than [**] Dollars ($[**])	[**]%

5.6.2Calculation of Royalties. Royalties on aggregate Annual Net Sales of each Licensed Products in a Calendar Year during the Royalty Term will be paid at the rate applicable to the portion of Net Sales within each of the Annual Net Sales tiers during such Calendar Year. For example, if, during a Calendar Year during the Royalty Term, Annual Net Sales of a Licensed Product are equal to $[**], then the royalties payable by Novartis would be calculated by [**].

5.7Royalty Adjustments.

5.7.1Valid Claim Expiration. If, during any Calendar Quarter during the Royalty Term, on a country-by-country and Licensed Product-by-Licensed Product basis, there is no Valid Claim within the Licensed Capsid Patents that Covers such Licensed Product in such country, then the royalty rate for such Licensed Product in such country will be reduced by [**] percent ([**]%) from the average rate(s) otherwise applicable as set forth in Section 5.6.1.

5.7.2Third Party Licenses. In the event that, during the Royalty Term on a Licensed Product-by-Licensed Product basis, Novartis, its Affiliates or Sublicensees are required to pay royalties to a Third Party in consideration for a license under Patents Controlled by such Third Party that are reasonably necessary for Exploiting a Licensed Capsid as part of a Licensed Product in such country (“Third Party License “), then Novartis may deduct up to [**] percent ([**]%) of the royalties payable to such Third Party for such Third Party License(s) from royalties owed by Novartis to Voyager under Section 5.6.1 for Net Sales of the applicable Licensed Product with such reduction continuing until all such amounts have been expended for such Calendar Quarter; provided that royalties to a Third Party in consideration for a license under Patents

Controlled by a Third Party that are reasonably necessary for Exploiting the Novartis Payload or other component of a Licensed Product shall not be deductible against the royalties owed by Novartis to Voyager hereunder. In cases where royalties under the Third Party License are not readily attributable to a country, Novartis may allocate such royalties to countries using a reasonable methodology.

5.7.3Biosimilar Products. If (a) for any Calendar Year in the applicable Royalty Term for a Licensed Product in a country in the Territory where (i) at least one (1) Biosimilar Product with respect to such Licensed Product is being sold in such country, and (ii) the Net Sales of such Licensed Product sold in such country in such Calendar Year are less than [**] percent ([**]%) as compared with the Net Sales of such Licensed Product in that country in the Calendar Year preceding the marketing or sale of the first Biosimilar Product, then (b), subject to Section 5.7.4, the royalty rate payable on Net Sales of such Licensed Product in such country in such Calendar Year would be reduced by [**] percent ([**]%) of the amounts of royalties otherwise applicable on such Net Sales pursuant to Section 5.6.1 for the remainder of the applicable Royalty Term, such reduction to be prorated appropriately in aggregate for the then-current Calendar Year.

5.7.4Limit on Deductions. On a Licensed Product-by-Licensed Product basis, in no event will the cumulative effect of the adjustments in Sections 5.7.1 through Section 5.7.3 reduce the royalties payable to Voyager under Section 5.6.1 by more than [**] percent ([**]%) of the amounts that would otherwise have been payable with respect to the applicable Licensed Product in the applicable country in the applicable Calendar Quarter (the “Royalty Floor”). In the event that a reduction would be permitted under this Section 5.7 but for the fact that such reduction would reduce the applicable royalties payable in accordance with Section 5.6.1 by more than the Royalty Floor, then Novartis may carry over such royalty reduction to payments payable hereunder with respect to any royalty payments owed in any future Calendar Quarter, in each case with such reduction continuing until all such amounts have been expended.

5.7.5Example. Exhibit B sets forth an example of the application of the royalty calculations set forth in this Section 5.7.

5.8Reports; Payment of Royalty. During the Royalty Term, Novartis will furnish to Voyager a written report within [**] after the end of each Calendar Quarter showing, on a Licensed Product-by-Licensed Product and country-by-country basis, the Net Sales of each Licensed Product in each country of the Territory and the royalties payable under this Agreement. Upon receipt of a royalty report under this Section 5.8, Voyager will provide an invoice for the applicable royalty payments. Novartis will pay Voyager the foregoing royalties in accordance with Section 5.5.

5.9Accounting; Audit.

5.9.1Records. Novartis agrees to keep, and to require its Affiliates and Sublicensees to keep, full, clear and accurate records for a minimum period of [**] after the end of the calendar year to which they pertain, setting forth as applicable the Net Sales, in sufficient detail to enable royalties and compensation payable to Voyager hereunder to be determined.

5.9.2Audits. Novartis agrees, upon not less than [**] prior written notice, to permit, and to require its Affiliates to permit, such books and records relating to such Licensed Products to be examined during regular business hours at such place or places where such records are customarily kept by an independent internationally-recognized accounting firm selected by Voyager and reasonably acceptable to Novartis for the purpose of verifying reports provided (or required to be provided) by Novartis under this Article 5. Any such audit will not be performed more frequently than [**] and not more frequently than [**] with respect to records covering any specific period of time and will be conducted under appropriate confidentiality provisions, for the sole purpose of verifying the accuracy and completeness of all financial, accounting and numerical information and calculations provided under this Agreement. In addition, Voyager shall only be entitled to audit the books and records of Novartis from the [**] prior to the calendar year in which the audit request is made. Before beginning its audit, the Auditor shall execute an agreement reasonably acceptable to the audited Party pursuant to which the Auditor agrees to keep confidential all information reviewed during the audit. The independent accounting firm will only share the results of the audit, not the underlying records, with the auditing party. Voyager agrees to treat as Novartis’ Confidential Information all information received and all information learned in the course of any audit or inspection, except to the extent necessary to enforce its rights under this Agreement or to the extent required to comply with any law, regulation or judicial order.

5.9.3Audit Reports and Disputes. The independent accounting firm will provide its audit report and the basis for any determination to Novartis at the time such report is provided to Voyager before such report is considered to be final. Novartis will have the right to request a further determination by such accounting firm as to matters which Novartis disputes within [**] following Novartis’s receipt of such report. Novartis will provide Voyager and the accounting firm with a reasonably detailed statement of the grounds upon which it disputes any findings in the audit report and the accounting firm will undertake to complete such further determination, at Novartis’s expense, within [**] after the dispute notice is provided, which determination will be limited to the disputed matters. Any matter that remains unresolved shall be resolved in accordance with the dispute resolution procedures contained in Section 11.2. In the event that the final result of the inspection reveals an undisputed underpayment or overpayment by Novartis, the underpaid or overpaid amount shall be settled promptly.

5.9.4Audit Expenses. Except as provided in Section 5.9.3, any audit conducted by Voyager is to be made at the expense of Voyager, except if the results of the audit reveal an underpayment of royalties, milestones or other payments to Voyager under this Agreement of [**] percent ([**]%) or more in the audit period, in which case (a) Novartis will promptly remit to Voyager the amount of such underpayment and (b) the reasonable fees and expenses for such audit will be paid by Novartis.

5.10Currency Conversion. Notwithstanding anything to the contrary in the Agreement, conversion of sales recorded in local currencies to U.S. dollars will be performed in a manner consistent with Novartis’s normal practices used to prepare its audited financial statements for external reporting purposes, provided that such practices use a widely accepted source of published exchange rates.

5.11Books and Records. Any books and records to be maintained under this Agreement by a Party or its Affiliates or Sublicensees will be maintained in accordance with Accounting Standards.

5.12Methods of Payments. All payments due from Novartis to Voyager under this Agreement will be paid in Dollars by wire transfer to a bank in the United States designated in writing by Voyager.

5.13Taxes.

5.13.1General. Each Party will be solely responsible for the payment of all taxes imposed on its share of income arising directly or indirectly from the activities of the Parties under this Agreement.

5.13.2Indirect Tax. All amounts mentioned in this Agreement are exclusive of any value added, goods and services, sales, use, excise, consumption and other similar indirect Taxes (“Indirect Taxes”). Where the prevailing legislation requires the recipient to self-account for Indirect Taxes (for example, but not limited to, the reverse charge mechanism), then Novartis covenants that it will correctly account for Indirect Taxes in respect of the services received. Voyager shall issue all invoices in full compliance with the Indirect Tax laws and regulations applicable at Voyager’s place of business. If any Indirect Taxes are due based on local law, Voyager will be allowed to add the amount of Indirect Taxes to the amounts mentioned in this Agreement and invoice Novartis the net amount plus the applicable Indirect Taxes. Both parties agree that Voyager is in general allowed to issue tax exempt invoices in case of cross-border supply of services as agreed in this contract. Each Party will be responsible for reporting its own transactions to the local tax authorities if required for Indirect Tax purposes. There will be no shared, mutual or otherwise collective Indirect Tax filings that may suggest that the Parties are anything other than separately operational entities for Indirect Tax purposes.

5.13.3Tax Action. Notwithstanding anything in this Agreement to the contrary, if an action (including any assignment or sublicense of its rights or obligations under this Agreement, relocation of a Party to a different jurisdiction, or any failure to comply with applicable Laws or filing or record retention requirements) by a Party (a “Tax Action”) leads to the imposition of withholding tax liability or Indirect Tax on the other Party that would not have been imposed in the absence of such Tax Action or in an increase in such liability above the liability that would have been imposed in the absence of such Tax Action, then the sum payable by that Party (in respect of which such deduction or withholding is required to be made) shall be increased to the extent necessary to ensure that the other Party receives a sum equal to the sum which it would have received had no such Tax Action occurred.

5.13.4Subject to Section 5.13.3, in the event any payments to be made to Licensor or its Affiliates under this Agreement are subject to withholding tax under applicable Laws, including extra-territorial taxation, or if it is unclear whether the requirements of applicable Laws, including extra-territorial taxation, are met, Novartis or its Affiliates shall be authorized to deduct the withholding tax from the payments, and shall pay all such withholding tax to the relevant tax authority, so that only the correspondingly reduced amount of payments (i.e. the full amount payable less withholding tax) is paid out to Licensor. Novartis shall provide Licensor with proof of the withholding tax payment. Any such withholding taxes required under applicable Law to be paid or withheld shall be an expense of, and borne solely by, Voyager. If a Party believes that it is required to withhold taxes on a payment to the other Party, the paying Party shall use Commercially Reasonable Efforts to notify the other Party of such determination no less than [**] prior to making such payment (but notice shall not be required for subsequent payments except in case of changes to the expected withholding).  Novartis will provide Voyager with reasonable assistance to enable Voyager to recover such taxes as permitted by Law.

5.13.5Licensor and Novartis shall make all reasonable efforts to obtain relief or reduction of withholding tax under the applicable tax treaties, including but not limited to the submission or issuance of requisite forms and information. If a special procedure is required for treaty relief by Law, a treaty relief based on a tax treaty will only be taken into account if Licensor submits any exemption certificate requested by Novartis to Novartis in accordance with legal requirements on or prior to the time of the payment to Licensor.

5.13.6If no withholding tax deduction has been made on the payments to Voyager or its Affiliates under this Agreement, but tax authorities subsequently take the position that a withholding tax deduction should have been made, including extra-territorial taxation, Voyager shall provide, at its own expense, all reasonable support to Novartis to obtain any available relief or reduction of withholding under the applicable Laws, including but not limited to the submission or issuance of requisite forms and information, and the Parties will bear such liability (reimburse one another as necessary) in a manner consistent with that which would have resulted had the tax been originally withheld. Any refunds of withholding taxes that are granted to Voyager by the competent tax authority and which would cause Voyager to receive payments in excess of that which Novartis would owe under this Agreement, including related interest, shall be paid to Novartis by Voyager.

5.13.7Late Payments. Any amount required to be paid by a Party hereunder which is not paid on the date due shall bear interest compounded daily, to the extent permitted by law, at the Federal Funds Effective Rate EFFR or any successor to such rate) for the date such payment was due, as reported by the Federal Reserve of New York (https://apps.newyorkfed.org/markets/autorates/fed%20funds).

ARTICLE 6

INTELLECTUAL PROPERTY RIGHTS

6.1Ownership; Disclosure.

6.1.1Novartis Background IP. As between the Parties, Novartis will own and Control all right, title and interest in and to all Patents or Know-How: (a) Controlled by Novartis and existing as of or before the Effective Date; or (b) Invented, developed, created, generated or acquired solely by or on behalf of Novartis after the Effective Date((a) and (b), collectively, “Novartis Background IP”).

6.1.2Voyager Background IP. As between the Parties, Voyager will own and Control all right, title and interest in and to all Patents or Know-How: (a) Controlled by Voyager and existing as of or before the Effective Date; or (b) Invented, developed, created, generated or acquired solely by or on behalf of Voyager after the Effective Date ((a) and (b), collectively, “Voyager Background IP”).

6.1.3Joint Inventions. Subject to Section 6.2.3, ownership of any Patents and Know-How that are Invented or otherwise developed jointly by or on behalf of the Parties during Term and in the course of the Parties’ activities under this Agreement (“Joint Inventions”) will follow inventorship under U.S. patent law.

6.2Patent Prosecution and Maintenance; Defense Proceedings.

6.2.1Capsid Patents; Licensed Capsid Patents.

(a)Prior to Novartis’s exercise of an Option, Voyager will have the sole obligation, at its sole cost and expense (except as otherwise provided herein), to Prosecute and Maintain the Capsid Patents and for conducting any Defense Proceeding with respect to the Capsid Patents, and will have sole decision-making authority with respect to matters relating to the Prosecution and Maintenance or the conduct of Defense Proceedings for the Capsid Patents. Voyager will: (i) allow Novartis a reasonable opportunity and reasonable time to review and provide comment to Voyager’s in-house counsel regarding relevant substantive communications by Voyager and drafts of any responses or other proposed substantive filings by Voyager in relation to Capsid Patents that Cover Capsid Candidates under Evaluation by Novartis before any applicable filings are submitted to any relevant patent office and (ii) reasonably consider any reasonable and timely comments offered by Novartis in any final filings submitted by Voyager to any relevant patent office in relation to such Capsid Patents; provided that Novartis will not have any right to review or comment on any Capsid Patent application prior to filing of such application with the relevant patent office. Voyager will not disclose in, or in connection with Prosecution of, any Capsid Patent any of Novartis’s Confidential Information without the prior written consent of Novartis.

6.2.2Licensed Capsid Patents. Following Novartis’s exercise of an Option:

(a)Voyager will have the sole right (but not the obligation), at its sole cost and expense (except as otherwise provided herein), (i) to Prosecute and Maintain the Licensed Capsid Patents and (ii) for conducting any Defense Proceeding with respect to the Licensed Capsid Patents, subject to Novartis’s comment rights set forth below. Upon Novartis’s request, Voyager will reasonably consider filing, Prosecuting and Maintaining the Licensed Capsid Patents in any jurisdiction reasonably requested by Novartis including consideration of an arrangement in which Novartis pays Voyager for all of its costs, or a pro-rata share of costs as applicable, for such activity if Voyager would not, but for the Novartis request, otherwise ordinarily perform the activity in such jurisdiction. Following Novartis’s exercise of an Option, The Parties will coordinate to develop a patent strategy designed to maximize the value and coverage of the Licensed Capsid Patents for the associated Licensed Products. Novartis will have sole authority to make decisions for a patent term extension (e.g., selection of which patents to apply for patent term extension) in respect to any Licensed Products pursuant to rights under the Drug Price Competition and Patent Term Restoration Act, 21 U.S.C. §355, as amended (or any successor statute or regulation) in the U.S., and pursuant to any analogous Law in a foreign jurisdiction; provided, however, that Novartis may not elect to file for such patent term extension on a Licensed Capsid Patent Controlled by Voyager without Voyager’s prior written consent, not to be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, Patents assigned to Voyager pursuant to Section 6.2.3(b) are not considered Controlled by Voyager for this purpose.

(b)Voyager will have sole decision-making authority with respect to matters relating to the Prosecution and Maintenance or the conduct of Defense Proceedings for the Capsid Patent(s) or the Licensed Capsid Patent(s), including any decisions to terminally disclaim a Patent in which Voyager has an interest.

(c)With regard to the Licensed Capsid Patents, Voyager will: (i) allow Novartis a reasonable opportunity and reasonable time to review and provide comment to Voyager’s in-house counsel regarding relevant substantive communications by Voyager and drafts of any responses or other proposed substantive filings by Voyager before any applicable filings are submitted to any relevant patent office and (ii) give due consideration to any reasonable and timely comments offered by Novartis in any final filings, including terminal disclaimers, submitted by Voyager to any relevant patent office. Voyager will not disclose in, or in connection with prosecution of, any Licensed Capsid Patent any of Novartis’s Confidential Information without the prior written consent of Novartis.

6.2.3Licensed Product Patents.

(a)As between the Parties, and subject to Section 6.2.2(c), Novartis will own and Control all right, title, and interest in and to all Licensed Product Patents.

(b)Novartis shall not file a Licensed Product Patent prior to the first publication of any Capsid Patent that first discloses the sequence for any Capsid or Licensed Capsid that is the subject of the corresponding Licensed Product, without first receiving Voyager’s written approval, not to be unreasonably withheld, conditioned or delayed, to make such filing. In addition to other provisions that the Parties may agree are appropriate to implement, in the event that: (i) a Licensed Product Patent is filed after Voyager’s approval in accordance with (b)) or (ii) any other Licensed Product Patent filed by Novartis creates an obviousness-type double patenting (OTDP) rejection or challenge against a Capsid Patent and that requires filing of a terminal disclaimer to obviate such rejection or challenge (and cannot otherwise be overcome by other approaches as agreed to by the Parties), Novartis will assign its right, title, and interest in such Licensed Product Patent to Voyager in the United States only, subject to Novartis receiving the exclusive license set forth in Section 3.1.2(b); provided that Novartis will retain the sole right, at its sole cost and expense, (i) to Prosecute and Maintain the Licensed Product Patents in all countries and (ii) for enforcing or defending all assigned Licensed Product Patents.

6.2.4Joint Patents.

(a)Neither Party will file any Patent application for a Joint Invention without mutual consent. If the Parties decide to seek patent protection for any Joint Invention, the Parties will cooperate in good faith to determine, on a case-by-case basis, which Party will have the responsibility for Prosecuting and Maintaining, and conducting Defense Proceedings relating to any Joint Patents, and how the cost for such activities will be shared.

6.2.5Cooperation. Each Party will reasonably cooperate with and assist the other Party in connection with the activities of such Party under this Section 6.2 upon the reasonable request of the other Party, including by making scientists and scientific records reasonably available and the execution of all such documents and instruments and the performance of such acts as may be reasonably necessary in order to continue any Prosecution and Maintenance or conduct any Defense Proceedings of such Patents.

6.3Enforcement.

6.3.1Notice. Each Party will promptly notify the other Party in writing of any knowledge it acquires of any actual or potential Competitive Infringement by a Third Party (the “Infringement Notice”).

6.3.2Capsid Patents. Unless and until each applicable Option Exercise Date, as between Novartis and Voyager, Voyager will have the sole right, but not the obligation, to institute litigation or take other steps to remedy Competitive Infringement in connection with the Capsid Patents in the Territory, and any such litigation or steps will be at Voyager’s expense and all recoveries will be retained by Voyager.

6.3.3Licensed Capsid Patents. Upon the applicable Option Exercise Date, as between Novartis and Voyager, Voyager will have the first right (but not the obligation), using Commercially Reasonable Efforts, to institute litigation or take other steps to remedy such Competitive Infringement in connection with the Licensed Capsid Patents in the Territory, and any such litigation or steps will be at Voyager’s expense and all recoveries will be retained by Voyager. In the event that (a)(i) Voyager (A) does not institute litigation or take other steps to remedy such Competitive Infringement in connection with the Licensed Capsid Patent within [**] after the corresponding Competitive Infringement is first identified, or (B) does not continue its litigation to a final, unappealable decision, or (B) does not remedy the Competitive Infringement through other means within such [**] period, and (ii) such Competitive Infringement has (or reasonably threatens to have) a direct and material adverse impact on Novartis’s Commercialization of Licensed Products, then (b) the royalties due to Voyager pursuant to Section 5.6 and payable as of the date of the Infringement Notice shall be reduced by [**] percent ([**]%), but only in the country in which the infringing activity exists with no right of offset with regard to royalties payable for other jurisdictions.

6.3.4Licensed Product Patents. As between Novartis and Voyager, Novartis will have the sole right, but no obligation, to take action to obtain a discontinuance of infringement or bring suit against a Third Party infringing or challenging the validity or enforceability of any Licensed Product Patent in the Territory, and any such litigation or steps will be at Novartis’s expense and all recoveries will be retained by Novartis.

6.3.5Joint Patents. Immediately after an infringement of a Joint Patent is first identified, the Parties shall meet and cooperate in good faith to determine, on a case-by-case basis, (i) what action, if any, the Parties will take to obtain a discontinuance of such infringement or bring suit against a Third Party infringing or challenging the validity or enforceability of any Joint Patent, and (ii) how the costs for and any recoveries from such activities will be shared.

6.4Infringement Claimed by Third Parties.

6.4.1Notice. If a Third Party commences, or threatens to commence, any proceeding against a Party alleging infringement of such Third Party’s intellectual property by the Exploitation by a Party, its Affiliates, subcontractors or Sublicensees of any Licensed Product, the Party against whom such proceeding is threatened or commenced will give prompt notice to the other Party.

6.4.2Control of Proceeding. Unless the Party against whom such proceeding is filed seeks indemnification for such claim under Article 9, such Party will control the defense and settlement of any such proceeding described in Section 6.4.1 at its own cost and expense, using counsel of its choice, in its sole discretion. If the Party against whom such proceeding is filed does seek indemnification for such claim, then the provisions of Article 9 will govern the Parties’ rights and responsibilities with respect to such claim.

ARTICLE 7

CONFIDENTIALITY

7.1Confidentiality; Exceptions. Except to the extent expressly authorized by this Agreement, the Parties agree that the receiving Party (the “Receiving Party”) will keep confidential and will not publish or otherwise disclose or use for any purpose other than to perform its obligations and exercise its rights as provided for in this Agreement any Know-How or other confidential and proprietary information and materials, patentable or otherwise, in any form (written, oral, photographic, electronic, magnetic, or otherwise) that is disclosed to it by the other Party (the “Disclosing Party”), including trade secrets, Know-How, inventions or discoveries, proprietary information, formulae, processes, techniques and information relating to the Disclosing Party’s past, present or future marketing, financial, or Exploitation activities of any product or potential product or technology of the Disclosing Party or the pricing thereof (collectively, “Confidential Information”). For clarity, any data, information, or Patent filings provided by one Party to the other Party will constitute the Disclosing Party’s Confidential Information. Without limiting the foregoing, the Receiving Party will treat all Confidential Information provided by the Disclosing Party with the same degree of care as the Receiving Party uses for its own similar information, but in no event less than a reasonable degree of care. Notwithstanding the foregoing, “Confidential Information” will exclude information to the extent that it can be established by the Receiving Party that such information:

7.1.1was in the lawful knowledge or possession of the Receiving Party prior to the time it was first disclosed to the Receiving Party by the Disclosing Party, or was otherwise developed independently by the Receiving Party without reference to any of the Disclosing Party’s

Confidential Information, as evidenced by written records kept in the ordinary course of business, or other documentary proof of knowledge or possession by the Receiving Party;

7.1.2was generally available to the public or otherwise part of the public domain at the time of its first disclosure to the Receiving Party by the Disclosing Party;

7.1.3became generally available to the public or otherwise part of the public domain after its disclosure to the Receiving Party by the Disclosing Party and other than through any act or omission of the Receiving Party in breach of this Agreement or the Existing Confidentiality Agreement; or

7.1.4was disclosed to the Receiving Party, other than under an obligation of confidentiality, by a Third Party who had no obligation to the Disclosing Party not to disclose such information to others.

Any information disclosed by a Party to the other Party prior to the Effective Date pursuant to the Mutual Confidential Disclosure Agreement between Parties dated [**] (the “Existing Confidentiality Agreement”), that was considered Confidential Information (as defined in the Existing Confidentiality Agreement) will be Confidential Information of such Disclosing Party hereunder, subject to the provisions of Sections 7.1.1, 7.1.2, 7.1.3, and 7.1.4. The existence and terms of this Agreement will be considered the Confidential Information of both Parties. Any reports, Know-How, and other proprietary or sensitive information disclosed or shared by one Party with the other Party pursuant to the activities contemplated by this Agreement will be the Confidential Information of the Party that first shared such report, Know-How or other proprietary or sensitive information with the other Party.

7.2Authorized Disclosure.

7.2.1Disclosure to a Party’s Representatives. Notwithstanding the foregoing provisions of Section 7.1, the Receiving Party may disclose Confidential Information belonging to the Disclosing Party to the Receiving Party’s Representatives who (a) have a need to know such Confidential Information in connection with the performance of the Receiving Party’s obligations or the exercise of the Receiving Party’s rights under this Agreement and (b) have agreed in writing to non-disclosure and non-use provisions with respect to such Confidential Information that are at least as restrictive as those set forth in this Article 7.

7.2.2Disclosure to Third Parties. Notwithstanding Section 7.1, each Party may disclose Confidential Information belonging to the other Party to the extent such disclosure is reasonably necessary:

(a)to Governmental Authorities (i) to the extent desirable to obtain or maintain INDs or Regulatory Approvals for any Licensed Product within the Territory and (ii) in order to respond to inquiries, requests or investigations relating to Licensed Products or this Agreement;

(b)to existing or prospective outside consultants, contractors, advisory boards, investors, collaboration partners, professional advisors, managed care organizations, and non-clinical and clinical investigators, in each case to the extent desirable to develop, register or market any Licensed Product or otherwise as reasonably necessary to perform such Party’s obligations under this Agreement; provided that the Receiving Party shall obtain the same confidentiality obligations from such Third Parties as it obtains with respect to its own similar types of confidential information;

(c)in connection with filing or prosecuting Patent rights or trademark rights as permitted by this Agreement;

(d)in connection with prosecuting or defending litigation as permitted by this Agreement;

(e)subject to the provisions of Section 7.5, in connection with or included in scientific presentations and publications relating to Compounds or Products, including abstracts, posters, journal articles and the like, and posting results of and other information about clinical trials to clincialtrials.gov or PhRMA websites;

(f)to a court or arbitrator, to the extent reasonably necessary in order to enforce its rights under this Agreement;

(g)in communication with existing or prospective investors, lenders, professional advisors, acquirers, merger partners, collaboration partners, subcontractors, Sublicensees, or licensees on a need to know basis, in each case under appropriate confidentiality obligations substantially equivalent to those of this Agreement; or

(h)to the extent mutually agreed to in writing by the Parties.

7.3Residual Knowledge Exception. Notwithstanding any provision of this Agreement to the contrary, Residual Knowledge shall not be considered Confidential Information for purposes of this Article 7.

7.4Press Release; Disclosure of Agreement.

7.4.1Press Releases. On or promptly after the Effective Date, the Parties anticipate issuing a public announcement regarding the signing of this Agreement in a form to be agreed by the Parties. Except as may be expressly permitted under Section 7.4.2, neither Party will make any public announcement regarding this Agreement without the prior written approval of the other Party; provided that to the extent information regarding this Agreement has already been publicly disclosed, except as a result of a breach of this Agreement, each Party may subsequently disclose the same information to the public without the consent of the other Party, provided that such information remains true, accurate, and up to date. In addition, nothing in this Agreement shall prevent Novartis from making any scientific publication or public announcement with respect to any Licensed Product under this Agreement; provided, however, that, except as permitted under Section 7.2.1, Novartis shall not disclose any of Voyager’s Confidential Information in any such publication or announcement without obtaining Voyager’s prior written consent to do so.

7.4.2SEC Filings and other Disclosures of this Agreement. Notwithstanding Section 7.4.1, each Party will be permitted to disclose the existence and terms of this Agreement to the extent required to comply with applicable Laws including the rules or regulations of the U.S. Securities and Exchange Commission, or similar agency in any country other than the United States, or of any stock exchange, including Nasdaq, provided that (a) prior to disclosing this Agreement or any of the terms hereof as permitted under this Section 7.4.2, the Parties will coordinate in advance with each other in connection with the redaction of certain provisions of this Agreement prior to such disclosure (the “Redacted Version”), (b) to the extent permitted by applicable Laws, the Parties will use reasonable efforts to file redacted versions with such agencies and stock exchanges that are consistent with the Redacted Version, and (c) each Party will, at its own expense, use reasonable efforts to seek confidential treatment for such terms as may be reasonably requested by the other Party.

7.5Publications. On a Capsid Candidate-by-Capsid Candidate basis, prior to exercising its Option for a particular Capsid Candidate, Novartis will not publish or publicly disclose the scientific results of any of the Evaluation conducted by it for such Capsid Candidate, without the prior written consent of Voyager. Following the Option Exercise Date for a particular Licensed Capsid, nothing in this Agreement shall prevent Novartis from making any scientific publication or public announcement with respect to any Licensed Product containing such Licensed Capsid; provided, however, that, except as permitted under Section 7.2, Novartis shall not disclose any of Voyager’s Confidential Information in any such publication or announcement without obtaining Voyager’s prior written consent to do so. In addition, (i) Voyager shall not publish or make any public announcement regarding a Licensed Product without Novartis’s prior written approval, and (ii) Novartis shall provide Voyager a copy of each publication or other public disclosure relating to a Licensed Product that contains unpublished information relating to a Licensed Capsid. During the Term, each Party will provide the other Party (the “Non-Disclosing Party”) for review and approval any proposed abstract, manuscript, or presentation that contains the Non-Disclosing Party’s Confidential Information. Written copies of each proposed publication that are required to be submitted hereunder shall be provided to the Non-Disclosing Party no less than [**] with respect to disclosures in a patent application) prior to its intended submission for publication or presentation. The Non-Disclosing Party will respond in writing promptly and in no event later than [**] after receipt of the proposed publication or presentation, with one or more of the following: (a) comments on the proposed publication or presentation, which the publishing Party will consider in good faith and use reasonable efforts to incorporate, (b) a specific statement of concern, based upon the need to delay publication if the Non-Disclosing Party determines that the proposed publication or presentation contains or describes intellectual property that needs to be incorporated into a Patent application; provided that such delay shall not exceed an additional [**] unless agreed in writing by the Parties, or (c) an identification of the Non-Disclosing Party’s Confidential Information that needs to be removed from the proposed publication or presentation.

7.6Remedies. Each Party will be entitled to seek, in addition to any other right or remedy it may have, at Law or in equity, a temporary injunction, without the posting of any bond or other security, enjoining or restraining the other Party from any violation or threatened violation of this Article 7.

ARTICLE 8

REPRESENTATIONS AND WARRANTIES

8.1Representations and Warranties of Both Parties. Each Party hereby represents and warrants to the other Party, as of the Effective Date, that:

8.1.1such Party is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof;

8.1.2such Party has taken all necessary action on its part to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and does not require any action or approval by any of its shareholders or other holders of its voting securities or voting interests;

8.1.3this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, binding obligation, enforceable against it in accordance with the terms hereof;

8.1.4the execution, delivery and performance of this Agreement by such Party does not conflict with any agreement or any provision thereof, or any instrument or understanding, oral or written, to which it is a party or by which it is bound, nor violate any law or regulation of any court, governmental body or administrative or other agency having jurisdiction over such Party;

8.1.5neither such Party nor any of its Affiliates has been debarred or is subject to debarment pursuant to Section 306 of the FD&C Act, as amended, or that is the subject of a conviction described in such section; and

8.1.6no government authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, under any applicable Laws currently in effect, is or will be necessary for, or in connection with, the transaction contemplated by this Agreement or any other agreement or instrument executed in connection herewith, or for the performance by it of its obligations under this Agreement.

8.2Representations and Warranties, as applicable, of Voyager. Voyager hereby represents, warrants, and covenants to Novartis, as of the Effective Date that:

8.2.1Voyager has disclosed to Novartis all material scientific and technical information and all material information that, to Voyager’s Knowledge, are relevant to safety and efficacy with respect to the Capsids;

8.2.2(a) Schedule 1.22 sets forth a true and complete list of all Capsid Patents as of the Effective Date that Cover the Capsid Candidates (the “Relevant Capsid Patents”), (b) each such Patent remains in full force and effect and (c) Voyager or its Affiliates have timely paid all filing and renewal fees payable with respect to such Patents;

8.2.3Voyager is the sole and exclusive owner of the Relevant Capsid Patents and Voyager’s Know-How, all of which is free and clear of any claims, liens, charges, or encumbrances that would conflict with the rights granted to Novartis hereunder;

8.2.4Voyager has and will have the right, power, and authority to grant all rights, title, and interests in the licenses granted or to be granted to Novartis under this Agreement;

8.2.5Voyager has not granted any right or license, to any Third Party relating to any of the Relevant Capsid Patents that would conflict with the rights or licenses granted to Novartis hereunder as of the Effective Date;

8.2.6[**], no claim, demand, suit, proceeding, arbitration, inquiry, investigation, litigation, or other legal action of any nature, civil, criminal, regulatory or otherwise, is pending, has been brought, or to Voyager’s Knowledge, threatened against Voyager or any Affiliate of Voyager, or, to Voyager’s Knowledge, any Third Party, alleging that the Exploitation of Voyager’s Background IP is infringing or, if practiced or commercialized, will infringe the rights of any Third Party;

8.2.7there is no judgment or settlement against or owed by Voyager or any of its Affiliates, in each case in connection with the Relevant Capsid Patents or Voyager Know-How relating to the transactions contemplated by this Agreement;

8.2.8to Voyager’s Knowledge, no Third-Party has challenged or threatened to challenge the scope, validity or enforceability of any Relevant Capsid Patents (including, by way of example, through the institution or written threat of institution of interference, nullity or similar invalidity proceedings before the United States Patent and Trademark Office or any analogous foreign Governmental Authority;

8.2.9to Voyager’s Knowledge: (a) the Relevant Capsid Patents, are, or, upon issuance, will be, valid and enforceable patents; and (b) as of the Effective Date no Person is infringing or threatening to infringe, or misappropriating or threatening to misappropriate, the Relevant Capsid Patents in a manner that would affect Novartis’s rights under this Agreement;

8.2.10all of its employees, officers, and consultants have executed (a) valid and enforceable agreements assigning or (b) have existing obligations under applicable Laws requiring assignment to Voyager of all Inventions made during the course of and as the result of their association with Voyager and obligating the individual to maintain as confidential Voyager’s Confidential Information as well as confidential information of other Persons (including Novartis and its Affiliates) which such individual may receive;

8.2.11Voyager has taken reasonable precautions to preserve the confidentiality of any Know-How that constitutes Voyager’s Background IP existing as of the Effective Date and that would be licensed to Novartis upon exercise of any Option, including requiring each Person having access to any Know-How within such Voyager’s Background IP to be subject to confidentiality, non-use and non-disclosure obligations protecting such Know-How as the confidential, proprietary materials and information of Voyager;

8.2.12to Voyager’s Knowledge, Voyager has complied with all applicable Laws, including any disclosure requirements, in connection with the filing, prosecution, and maintenance of the Relevant Capsid Patents;

8.2.13to Voyager’s Knowledge, Voyager has independently developed all Voyager Know-How or otherwise has a valid right to use, and to permit Novartis, Novartis’ Affiliates, and Novartis’ Sublicensees to use, the Voyager Know-How for all permitted purposes under this Agreement;

8.2.14no Relevant Capsid Patent is subject to any funding agreement with any government or Governmental Authority;

8.2.15neither Voyager nor any of its Affiliates are party to or otherwise subject to any agreement or arrangement that would conflict with Novartis’s rights or Voyager’s obligations under this Agreement;

8.2.16[**], to the best of Voyager’s Knowledge, the Exploitation by Voyager or Novartis (or their respective Affiliates or Sublicensees) of any Capsid Candidate does not infringe any claim of an issued patent of any Third Party as of the Effective Date;

8.2.17Voyager, its Affiliates, and to Voyager’s Knowledge all Third Parties and Representatives acting on Voyager’s behalf, have complied in all material respects with all applicable Law and accepted pharmaceutical industry business practices with regard to the subject matter of this Agreement, including, to the extent applicable, the FD&C Act (21 U.S.C. § 301, et seq.), the Anti-Kickback Statute (42 U.S.C. § 1320a-7b), Civil Monetary Penalty Statute (42 U.S.C. § 1320a-7a), the False Claims Act (31 U.S.C. § 3729 et seq.), comparable state statutes, the regulations promulgated under all such statutes, and the regulations issued by the FDA, consistent with the ‘Compliance Program Guidance for Pharmaceutical Manufacturers’ published by the Office of Inspector General, U.S. Department of Health and Human Services;

8.2.18with respect to any Licensed Capsids, payments, or services provided under this Agreement, Voyager, its Affiliates, and to its Voyager’s Knowledge all Third Parties and Representatives acting on Voyager’s behalf, have not taken and will not during the Term take any action directly or indirectly to offer, promise or pay, or authorize the offer or payment of, any money or anything of value in order to improperly or corruptly seek to influence any government official or any other person in order to gain an improper advantage, and has not accepted, and will not accept in the future such payment; and

8.2.19Voyager, its Affiliates, and to Voyager’s Knowledge all Third Parties and Representatives acting on Voyager’s behalf, have complied with the laws and regulations of the countries where it operates, including anti-bribery and anti-corruption laws, including, to the extent applicable, the U.S. Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act 2010, accounting and record keeping laws, and laws relating to interactions with healthcare professionals or healthcare providers and government officials.

8.3Mutual Covenants. Each Party hereby covenants to the other Party that, from the Effective Date until expiration or termination of this Agreement:

8.3.1it will perform its obligations under this Agreement in compliance with applicable Laws;

8.3.2All individuals who are employees or independent contractors of such Party or any of its Affiliates working under this Agreement will be under the obligation to assign or exclusively license all right, title and interest in and to their Know-How, and all intellectual property rights therein, to such Party or its Affiliate as the sole owner or exclusive licensee thereof;

8.3.3such Party will not knowingly (a) employ, or use any contractor or consultant that employs or uses, any Person debarred or disqualified by the FDA (or subject to a similar sanction of EMA or any other Governmental Authority) or, (b) employ any Person that is the subject of an FDA debarment investigation or proceeding (or similar proceeding of EMA or any other Governmental Authority), in each of clauses (a) and (b) in the conduct of its activities under this Agreement; and

8.3.4in performing its obligations or exercising its rights under this Agreement, such Party, its Affiliates, and, with respect to Novartis, its Sublicensees, will comply with all applicable Law, including all anti-corruption Laws.

8.4Voyager Covenants. In addition to the covenants made by Voyager elsewhere in this Agreement, Voyager hereby covenants to Novartis that:

8.4.1during the Research Term: (a) other than the conduct of the Campaigns, Voyager will not conduct any internal program or program on behalf of a Third Party that is directed to Development or Commercialization of any Capsid Candidates for use in the Licensed Field any therapeutic product comprising a Capsid Candidate or Licensed Capsid in combination with a payload intended to have a therapeutic effect on a Subject Target when packaged into a Capsid and delivered to the appropriate cells; and (b) Voyager will not grant any Third Party or Affiliate any right or license (including options) under Voyager’s rights in any Capsid Candidate or Licensed Capsid to Exploit in the Licensed Field any therapeutic product comprising a Capsid Candidate or Licensed Capsid in combination with a payload intended to have a therapeutic effect on a Subject Target when packaged into a Capsid and delivered to the appropriate cells.

8.4.2from and after the applicable Option Exercise Date, during the Term, Voyager shall not, and shall cause its Affiliates not to: (a) license, sell, assign or otherwise transfer to any Person (other than Novartis or its Affiliates or Sublicensees pursuant to the terms of this Agreement) any rights under the Licensed Capsid Patents to use a Licensed Capsid with the corresponding a Subject Target (or agree to do any of the foregoing) or (b) incur or permit to exist, with respect to any Licensed Capsid Patents, any lien, encumbrance, charge, security interest, mortgage, liability, assignment, grant of license or other binding obligation that is or would be inconsistent with the licenses and other rights granted to Novartis or its Affiliates under this Agreement;

8.4.3during the Term, Voyager will: (a) not enter into any agreement with a Third-Party that conflicts with (i) the rights granted to Novartis under this Agreement or (ii) Voyager’s ability to fully perform its obligations hereunder; (b) not amend or otherwise modify any agreements with a Third Party or consent or waive rights with respect thereto in any manner that conflicts with (i) the rights granted to Novartis under this Agreement or (ii) Voyager’s ability to fully perform its obligations hereunder; and

8.4.4during the Term, Voyager will maintain valid and enforceable agreements with all Persons acting by or on behalf of Voyager or its Affiliates under this Agreement which require such Persons to assign to Voyager their entire right, title and interest in and to all Licensed Capsid Patents and Voyager’s Know-How.

8.5Representation by Legal Counsel. Each Party represents that it has been represented by legal counsel in connection with this Agreement and acknowledges that it has participated in the drafting hereof. In interpreting and applying the terms and provisions of this Agreement, the Parties agree that no presumption shall exist or be implied against the Party which drafted such terms and provisions.

8.6Disclaimer. Except as otherwise expressly set forth in this Agreement, NEITHER PARTY MAKES ANY REPRESENTATION OR EXTENDS ANY WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE HEREBY SPECIFICALLY EXCLUDED AND DISCLAIMED.

ARTICLE 9

INDEMNIFICATION; INSURANCE

9.1Indemnification by Novartis. Novartis will indemnify, hold harmless and defend Voyager and its Affiliates, and its or their respective directors, officers, employees, agents, consultants and Representatives (each a “Voyager Indemnified Party”), from and against any and all liabilities, damages, losses, costs and expenses, including the reasonable fees of attorneys (collectively, “Losses”) that the Voyager Indemnified Party may be required to pay to one or more Third Parties to the extent arising out of or resulting from any Third Party suits, claims, actions, proceedings, hearings, investigations, judgments, orders, decrees, stipulations, or injunctions or demands (“Third Party Claims”) arising out of or resulting from:

9.1.1the gross negligence, recklessness or wrongful intentional acts or omissions of Novartis or any of its Affiliates or Sublicensees, or its or their respective directors, officers, employees, agents, consultants or Representatives, in connection with performance by or on behalf of Novartis or exercise of Novartis’s rights under this Agreement;

9.1.2any material breach of this Agreement, including any representation, warranty, or covenant, by Novartis; or

9.1.3the Exploitation of any Licensed Product conducted by or on behalf of Novartis, any of its Affiliates or any Sublicensee hereunder, including: (a) any product liability,

personal injury, property damage or other damage; and (b) infringement of any Patent or other intellectual property right of any Third Party; except, in each case, to the extent such Losses arise from (x) the negligence, recklessness, or intentional acts of any Voyager Indemnified Party, or (y) any Third Party Claim for which Voyager is responsible for indemnifying Novartis pursuant to Section 9.2.

9.2Indemnification by Voyager. Voyager will indemnify, hold harmless and defend, Novartis and its Affiliates, and its or their respective directors, officers, employees, consultants, agents, and Representatives (each a “Novartis Indemnified Party”), from and against any and all Losses that the Novartis Indemnified Party may be required to pay to one or more Third Parties, to the extent arising out of or resulting from any Third Party Claims arising out of or resulting from:

9.2.1the gross negligence, recklessness or wrongful intentional acts or omissions of Voyager or any of its Affiliates or subcontractors, or its or their respective directors, officers, employees, agents, consultants or Representatives, in connection with performance by or on behalf of Voyager or exercise of Voyager’s rights under this Agreement; or

9.2.2any material breach of this Agreement, including any representation, warranty, or covenant, by Voyager; except, in each case, to the extent such Losses arise from (x) the negligence, recklessness, or intentional acts of any Novartis Indemnified Party or (y) any Third Party Claim for which Novartis is responsible for indemnifying Voyager pursuant to Section 9.1.

9.3Notice. Each Party will notify the other Party in writing in the event it becomes aware of a claim for which indemnification may be sought hereunder. In the event that any Third Party asserts a Claim or other proceeding (including any governmental investigation) with respect to any Third Party Claim for which a Party (the “Indemnified Party”) is entitled to indemnification hereunder, then the Indemnified Party shall promptly notify the Party obligated to indemnify the Indemnified Party (the “Indemnifying Party”) thereof; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then only to the extent that) the Indemnifying Party is prejudiced thereby.

9.4Control. Subject to each Party’s right to control certain actions described in Sections 6.3 and 6.4 (even where such Party is the Indemnifying Party), the Indemnifying Party shall have the right, exercisable by notice to the Indemnified Party within [**] after receipt of notice from the Indemnified Party of the commencement of or assertion of any Third Party Claim, to assume direction and control of the defense, litigation, settlement, appeal, or other disposition of the Third Party Claim (including the right to settle the claim solely for monetary consideration) with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party; provided that (a) the Indemnifying Party has sufficient financial resources, in the reasonable judgment of the Indemnified Party, to satisfy the amount of any adverse monetary judgment that is sought, (b) the Third Party Claim seeks solely monetary damages, and (c) the Indemnifying Party expressly agrees in writing that as between the Indemnifying Party and the Indemnified Party, the Indemnifying Party shall be solely obligated to satisfy and discharge the Third Party Claim in full (the conditions set forth in clauses (a), (b), and (c) above are collectively referred to as the “Litigation Conditions”). Within [**] after the Indemnifying Party has given notice to the Indemnified Party of its exercise of its right to defend a Third Party Claim, the Indemnified Party shall give notice to the Indemnifying Party of any objection thereto based upon the Litigation Conditions. If the Indemnified Party reasonably so objects, the Indemnified Party shall continue to defend the Third Party Claim, at the expense of the Indemnifying Party, until such time as such objection is withdrawn. If no such notice is given, or if any such objection is withdrawn, the Indemnifying Party shall be entitled, at its sole cost and expense, to assume direction and control of such defense, with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party. During such time as the Indemnifying Party is controlling the defense of such Third Party Claim, the Indemnified Party shall cooperate, and shall cause its Affiliates and agents to cooperate upon request of the Indemnifying Party, in the defense or prosecution of the Third Party Claim, including by furnishing such records, information, and testimony and attending such conferences, discovery proceedings, hearings, trials, or appeals as may reasonably be requested by the Indemnifying Party. In the event that the Indemnifying Party does not satisfy the Litigation Conditions or does not notify the Indemnified Party of the Indemnifying Party’s intent to defend any Third Party Claim within [**] after notice thereof, the Indemnified Party may (without further notice to the Indemnifying Party) undertake the defense thereof with counsel of its choice and at the Indemnifying Party’s expense (including reasonable, out-of-pocket attorneys’ fees and costs and expenses of enforcement or defense). The Indemnifying Party or the Indemnified Party, as the case may be, shall have the right to join in (including the right to conduct discovery, interview, and examine witnesses and participate in all settlement conferences), but not control, at its own expense, the defense of any Third Party Claim that the other Party is defending as provided in this Agreement.

9.5Settlement. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed), enter into any compromise or settlement that commits the Indemnified Party to take, or to forbear to take, any action (other than the payment of money which will be fully satisfied by the Indemnifying Party). The Indemnified Party shall have the sole and exclusive right to settle any Third Party Claim, on such terms and conditions as it deems reasonably appropriate, to the extent such Third Party Claim involves equitable or other non-monetary relief, but shall not have the right to settle such Third Party Claim to the extent such Third Party Claim involves monetary damages for which the Indemnifying Party would be responsible without the prior written consent of the Indemnifying Party (not to be unreasonably withheld). Each of the Indemnifying Party and the Indemnified Party shall not make any admission of liability in respect of any Third Party Claim without the prior written consent of the other Party, and the Indemnified Party shall use reasonable efforts to mitigate Liabilities arising from such Third Party Claim.

9.6Insurance. Each Party agrees to obtain and maintain, during the Term, commercial general liability insurance, including products liability insurance (or clinical trials insurance, if applicable), with minimum “A-” A.M. Best rated insurance carriers to cover its indemnification obligations under Section 9.1 or Section 9.2, as applicable, in each case with limits of not less than $[**] U.S. dollars) per occurrence and in the aggregate. All deductibles and retentions will be the responsibility of the named insured. Novartis and its Affiliates will be an additional insured on the Voyager’s commercial general liability and products liability policies (or clinical trials insurance, if applicable), and be provided with a waiver of subrogation. For U.S. exposures, additional insured status Voyager’s commercial general liability and products liability policies shall be via form CG20101185 or its equivalent. Licensed Products liability coverage shall be maintained for [**] following termination of this Agreement. To the extent of its culpability or negligence, all coverages of Voyager will be primary and non-contributing with any similar insurance, carried by Novartis. Notwithstanding any provision of this Section 9.6 to the contrary, Novartis may meet its obligations under this Section 9.6 through any combination of insurance and self-insurance. Neither Party’s insurance will be construed to create a limit of liability with respect to its indemnification obligations under this Article 9. Each Party will furnish the other Party with a certificate of such insurance promptly following request.

9.7Limitation of Liability. EXCEPT FOR A BREACH OF ARTICLE 6, ARTICLE 7 OR FOR CLAIMS OF A THIRD PARTY THAT ARE SUBJECT TO INDEMNIFICATION UNDER THIS ARTICLE 9, NEITHER VOYAGER NOR NOVARTIS, NOR ANY OF THEIR RESPECTIVE AFFILIATES, LICENSORS, LICENSEES OR SUBLICENSEES, WILL BE LIABLE UNDER THIS AGREEMENT TO THE OTHER PARTY, ITS AFFILIATES OR REPRESENTATIVES FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES OR LOST PROFITS OR ROYALTIES, LOST DATA OR COST OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES, WHETHER LIABILITY IS ASSERTED IN CONTRACT, TORT (INCLUDING NEGLIGENCE AND STRICT LIABILITY), INDEMNITY OR CONTRIBUTION, AND IRRESPECTIVE OF WHETHER THAT PARTY OR ANY REPRESENTATIVE OF THAT PARTY HAS BEEN ADVISED OF, OR OTHERWISE MIGHT HAVE ANTICIPATED THE POSSIBILITY OF, ANY SUCH LOSS OR DAMAGE. Without limiting the generality of the foregoing, “consequential damages” will be deemed to include, and neither Party will be liable to the other Party or any of such other Party’s Representatives or stockholders for any damages based on or measured by loss of projected or speculative future sales of the Licensed Products, any payment due upon any unachieved Development Milestone Event, any Sales Milestone Payment due upon any unachieved total annual Net Sales level, any unearned royalties or any other unearned, speculative or otherwise contingent payments provided for in this Agreement.

ARTICLE 10

TERM AND TERMINATION

10.1Term. This Agreement will commence as of the Effective Date and, unless terminated earlier, this Agreement will continue in full force and effect until (a) if no Option is exercised, the first (1st) anniversary of the Effective Date, or (b) if at least one Option is exercised, with respect to any Licensed Product(s) for which the Option is exercised, on a country-by-country basis, the expiration of the last to expire Royalty Term with respect to such Licensed Product in such country in the Territory (the “Term”). Upon expiration of the Royalty Term for any Licensed Product in any country, the licenses granted with respect to the applicable Licensed Product in such country will become fully paid-up and irrevocable.

10.2Automatic Termination Upon End of Option Exercise Period. If Novartis does not exercise an Option by delivering the Option Exercise Notice to Voyager pursuant to Section 2.3.1 and paying the Option Exercise Fee(s) as set forth in Section 5.3, then, effective automatically upon the later of (a) the first day following the Option Exercise Period and the (b) the [**]

following the due date of the Option Exercise Fee, and without further notice on the part of either Party, this Agreement will automatically terminate with regard to the corresponding Capsid Candidate(s).

10.3Termination for Breach.

10.3.1Subject to Sections 4.2.6, 4.3, and the dispute resolution provisions of Section 11.2 and 11.3 (to the extent applicable), this Agreement may be terminated by Voyager (a) on a Licensed Product-by-Licensed Product basis, if Novartis is in material breach of its obligations under this Agreement with respect to such Licensed Product, by providing written notice that includes the particulars of the alleged material breach, or (b) in its entirety, if Novartis is in material breach of is obligations under this Agreement with respect to all Licensed Products, by providing written notice that includes the particulars of the alleged material breach, and In either case ((a) or (b)), the material breach remains uncured for [**] (or [**] in the case of nonpayment), measured from the date written notice of such material breach is given to Novartis; provided, however, that if any breach is not reasonably curable within [**] (or [**] in the case of a nonpayment) and if Novartis is making a bona fide effort to cure such breach, such termination shall be delayed for a time period to be agreed by both Parties in order to permit Novartis a reasonable period of time to cure such breach. If the alleged material breach relates to non-payment of any amount due under this Agreement other than the upfront fee payable under Section 5.1 and Option Exercise Fees, the cure period shall be tolled pending resolution of any bona fide, good faith dispute between the Parties as to whether such payment is due.

10.3.2Subject to the dispute resolution provisions of Sections 11.2 and 11.3 (to the extent applicable), Novartis may terminate this Agreement for cause with respect to one or more Licensed Products in one or more countries in the Territory or may terminate this Agreement in its entirety, at any time during the Term, by giving written notice to Voyager in the event that Voyager commits a material breach of its obligations under this Agreement and such material breach remains uncured for [**], measured from the date written notice of such material breach is given to Voyager; provided, however, that if any breach is not reasonably curable within [**] and if Voyager is making a bona fide effort to cure such breach, such termination shall be delayed for a time period to be agreed by both Parties in order to permit Voyager a reasonable period of time to cure such breach.

10.3.3Notwithstanding anything to the contrary in this Agreement and subject to the dispute resolution provisions of Section 11.2 and 11.3 (to the extent applicable), Novartis may terminate this Agreement in whole or relevant part, immediately and without regard to any cure period, if, in Novartis’s reasonable opinion, a violation of Global Trade Control Laws has occurred. Any such termination will be deemed for cause under this Section 10.3.3, under which Novartis will not be responsible for any related payments due, even if activities have already occurred. Voyager will be responsible for reimbursing Novartis for any payments due to Novartis under this Agreement that are blocked due to violation of Global Trade Control Laws

10.4Termination for Compliance with the Law-related Breach. Subject to the dispute resolution provisions of Section 11.2 and 11.3 (to the extent applicable), Novartis may terminate this Agreement if Voyager breaches any of the representations or warranties set forth in Sections

8.2.17 through 8.2.19 or if Novartis learns that improper payments are being or have been made to government officials by Voyager with respect to services performed in connection with this Agreement. Further, in the event of such termination, Voyager shall not be entitled to any further payment, regardless of any activities undertaken or agreements with additional Third Parties entered into prior to termination, and Voyager shall be liable for damages or remedies as provided by law.

10.5Termination for Convenience. Novartis may terminate this Agreement in its entirety or on a Licensed Product-by-Licensed Product and country-by-country basis for any or no reason upon ninety (90) days’ written notice to Voyager.

10.6Provisions for Insolvency.

10.6.1Termination Right. Voyager will be deemed a “Debtor” under this Agreement if, at any time during the Term (a) a case is commenced by or against Voyager under the Bankruptcy Code, (b) Voyager files for or is subject to the institution of bankruptcy, reorganization, liquidation or receivership proceedings (other than a case under the Bankruptcy Code), (c) Voyager assigns all or a substantial portion of its assets for the benefit of creditors, (d) a receiver or custodian is appointed for Voyager’s business or (e) a substantial portion of Voyager’s business is subject to attachment or similar process; provided, however, that in the case of any involuntary case under the Bankruptcy Code, Voyager will not be deemed a Debtor if the case is dismissed within [**] after the commencement thereof. If Voyager is deemed a Debtor, then Novartis may terminate this Agreement by providing written notice to Voyager. If Novartis terminates this Agreement pursuant to this Section 10.6.1, then, in addition to all other rights that it may have at law, Novartis will have the right to offset, against any payment owing to Voyager hereunder, any damages found or agreed by the Parties to be owed by Voyager to Novartis.

10.6.2Rights to Intellectual Property. All rights and licenses now or hereafter granted by Voyager to Novartis under or pursuant to any Section of this Agreement, including Article 2 and Article 3 hereof, are rights to “intellectual property” (as defined in the Bankruptcy Code). The Parties acknowledge and agree that the payments provided for under Sections 5.1, 5.2, and 5.3 and all other payments by Novartis to Voyager hereunder, other than royalty payments pursuant to Section 5.6, do not constitute royalties within the meaning of Section 365(n) of the Bankruptcy Code or relate to licenses of intellectual property hereunder. If: (a) (i) a case under the Bankruptcy Code is commenced by or against Voyager, (ii) this Agreement is rejected as provided in the Bankruptcy Code and (iii) Novartis elects to retain its rights hereunder as provided in Section 365(n) of the Bankruptcy Code; then (b) Voyager (in any capacity, including debtor-in-possession) and its successors and assigns (including any trustee) will provide to Novartis all intellectual property licensed hereunder, and agrees to grant and hereby grants to Novartis and its Affiliates a right to access and to obtain possession of and to benefit from and, in the case of any chemical or biological material or other tangible item of which there is a fixed or limited quantity, to obtain a pro rata portion of, any “embodiments” of intellectual property pursuant to Section 365(n) of the Bankruptcy Code (which will be deemed to include the Licensed Know-How), and all other embodiments of the intellectual property licensed hereunder. Voyager will not interfere with the exercise by Novartis or its Affiliates of rights and licenses to intellectual property licensed hereunder and embodiments thereof in accordance with this Agreement and agrees to use

Commercially Reasonable Efforts to assist Novartis and its Affiliates to obtain such intellectual property and embodiments thereof in the possession or control of Third Parties as reasonably necessary or desirable for Novartis or its Affiliates or Sublicensees to exercise such rights and licenses in accordance with this Agreement.

10.6.3No Limitation of Rights. All rights, powers and remedies of Novartis provided in this Section 10.6 are in addition to and not in substitution for any and all other rights, powers and remedies now or hereafter existing at Law or in equity (including the Bankruptcy Code) in the event of the commencement of a case under the Bankruptcy Code involving Voyager.

10.7Effects of Termination.

10.7.1Effect of Termination

(a)Automatic Termination Upon End of All Research Terms or Termination Prior to Option Exercise Date. On a Capsid Candidate-by-Capsid Candidate basis, in the event this Agreement is terminated pursuant to Section 10.2 or pursuant to any other provision of this Agreement prior to the Option Exercise Date, the following will apply upon the effective date of termination:

(i)Except as otherwise expressly provided herein, all rights and obligations of each Party hereunder will cease with regard to the corresponding Capsid Candidate or in its entirety if the Agreement is terminated for all Capsid Candidates, including, for the avoidance of doubt, all rights under the Option, all rights to conduct the Evaluation, any and all rights and licenses and sublicenses granted by either Party to the other Party hereunder.

(ii)The Parties shall discuss and determine, based on mutual consent, whether to seek or continue to seek Patent protection with respect to any data generated from the Evaluation and, if applicable, each Party’s rights and obligations with respect to such activities. If the Parties cannot reach mutual written agreement on the course of action to take with respect to the filing, prosecution or maintenance such Patent, neither Party will have any responsibility to file, prosecute or maintain such Patent or share in the costs thereof.

(b)Termination for Cause by Voyager; Termination for Convenience by Novartis After the Option Exercise Date. On a Licensed Product-by-Licensed Product basis, in the event that, following the Option Exercise Date, Voyager terminates this Agreement for cause pursuant to Section 10.3.1 or Novartis terminates this Agreement for convenience pursuant to Section 10.5, except as otherwise expressly provided herein, all rights and obligations of each Party hereunder that correspond with such termination will cease (including all rights and licenses and sublicenses granted by either Party to the other Party hereunder corresponding to the terminated Licensed Product(s)); provided that Novartis will have the right, in its sole discretion, to sell any inventory of any Licensed Product affected by such termination that remains on hand as of the effective date of the termination, so long as Novartis pays to Voyager the royalties and other amounts payable hereunder (including milestones) that are applicable to such subsequent sales in the applicable Territory in accordance with the terms of this Agreement.

(c)Termination for Cause by Novartis.

i.Partial Termination. In the event that, on or following the Option Exercise Date, (a) Novartis terminates this Agreement pursuant to Section 10.3.2 or 10.3.3 with respect to a Licensed Product in any country in the Territory, and the event that gave rise to the right of termination materially impairs the ability to Exploit the applicable Licensed Product in the applicable terminated country, then (b) all licenses granted to Novartis under this Agreement with respect to such Licensed Product in such country will become irrevocable and perpetual, and Novartis will have no further obligations to Voyager under this Agreement with respect to such Licensed Product in such country, other than (i) those obligations that expressly survive termination in accordance with Section 10.7.3, an obligation to pay all milestones and royalties under Sections 5.3 and 5.4 with respect to such Licensed Products in such terminated country in an amount equal to [**] percent ([**]%) of the amount that would otherwise have been payable under this Agreement, such amount to be paid in accordance with and subject to the other terms of this Agreement governing such payments, and (iii) in addition to all other rights that it may have at law, Novartis will have the right to offset, against any payment owing to Voyager hereunder, any damages awarded to Novartis in a proceeding under Section 11.3 or agreed by the Parties to be owed by Voyager to Novartis. The foregoing will not be construed to limit Voyager’s right to receive the full amount of any payments that accrued before the effective date of such termination.

ii.Complete Termination. In the event that, on or following the Option Exercise Date, (a) Novartis terminates this Agreement in its entirety pursuant to Section 10.3.2 or 10.3.3, and the event that gave rise to the right of termination materially impairs the ability to Exploit the Licensed Products in the United States, then (b) all licenses granted to Novartis under this Agreement with respect to all Licensed Products will become irrevocable and perpetual, and Novartis will have no further obligations to Voyager under this Agreement with respect to such Licensed Products, other than (i) those obligations that expressly survive termination in accordance with Section 10.7.3, (ii) an obligation to pay all milestones and royalties under Sections 5.3 and 5.4 with respect to such Licensed Products in an amount equal to [**] percent ([**]%) of the amount that would otherwise have been payable under this Agreement, such amount to be paid in accordance with and subject to the other terms of this Agreement governing such payments, and (iii) in addition to all other rights that it may have at law, Novartis will have the right to offset, against any payment owing to Voyager hereunder, any damages awarded to Novartis in a proceeding under Section 11.3 or agreed by the Parties to be owed by Voyager to Novartis. The foregoing will not be construed to limit Voyager’s right to receive the full amount of any payments that accrued before the effective date of such termination.

10.7.2Accrued Rights. Termination or expiration of this Agreement for any reason will be without prejudice to any payments that accrued before the effective date of such termination or expiration or rights that will have accrued to the benefit of any Party prior to such termination or expiration, and any and all damages or remedies arising from any breach hereunder. Such termination or expiration will not relieve any Party from obligations which are expressly indicated to survive expiration or termination of this Agreement.

10.7.3Survival. The provisions of Article 1 (for purposes of interpreting any other surviving provision of this Agreement), Section 3.1.2(b), Article 5 (with respect to payment obligations accruing prior to expiration or termination and for purposes of calculation and payment of any payment obligations that survive termination under Section 10.7.1(c)), Section 6.1, Section 6.2.4, Section 6.2.5, Section 6.3.5, Section 7.1 through 7.4, Section 7.6, Section 9.1 through 9.5, Section 9.7, Section 10.6 (solely in the event the termination is triggered pursuant to Section 10.6.1(a)), Section 10.7, and Article 11 (excluding Section 11.8), together with any sections that expressly survive (including any perpetual licenses and sublicenses granted hereunder) and remedies for breach of this Agreement, will survive the termination of this Agreement in its entirety or expiration of this Agreement for any reason, in accordance with their respective terms and conditions, and for the duration stated, and where no duration is stated, will survive indefinitely.

ARTICLE 11

MISCELLANEOUS

11.1Governing Law. This Agreement and any dispute arising from the performance or breach hereof will be governed by and construed and enforced in accordance with the Laws of the Commonwealth of Massachusetts without reference to conflicts of laws principles; provided that with respect to matters involving the enforcement of intellectual property rights, the Laws of the applicable country will apply. The provisions of the United Nations Convention on Contracts for the International Sale of Goods will not apply to this Agreement or any subject matter hereof.

11.2Dispute Resolution. If a dispute between the Parties arises under this Agreement, either Party will have the right to refer such dispute in writing to the respective Executive Officers, and such Executive Officers will attempt in good faith to resolve such dispute. If the Parties are unable to resolve a given dispute pursuant to this Section 11.2 within [**] after referring such dispute to the Executive Officers, either Party may have the given dispute settled by binding arbitration pursuant to Section 11.3 (subject to the exceptions specified therein).

11.3Arbitration Request. If a Party intends to begin an arbitration to resolve a dispute arising under this Agreement, such Party will provide written notice (the “Arbitration Request”) to the other Party of such intention and a statement of the issues for resolution. From the date of the Arbitration Request and until such time as the dispute has become finally settled, the running of the time periods as to which Party must cure a breach of this Agreement becomes suspended as to any breach that is the subject matter of the dispute.

11.3.1Additional Issues. Within [**] after the receipt of the Arbitration Request, the other Party may, by written notice, add additional issues for resolution in a statement of counter-issues.

11.3.2No Arbitration of Patent Issues. Notwithstanding anything to the contrary in this Agreement, any disputes, claims or controversies arising out of, or for which resolution depends in whole or in part on a determination of the ownership, inventorship, interpretation, validity, enforceability, or infringement of United States Patent rights will not be subject to arbitration under this Agreement, but instead may be brought by either Party in the United States District Court for the District of Delaware, before the United States Patent & Trademark Office, before United States appellate courts as applicable.

11.3.3Arbitration Procedure. Any arbitration pursuant to this Section 11.3 will be held in Boston, Massachusetts unless another location is mutually agreed by the Parties. The arbitration will be governed under the rules of the International Chamber of Commerce, to the exclusion of any inconsistent state Law. The Parties will mutually agree on the rules to govern discovery and the rules of evidence for the arbitration within [**] after the Arbitration Request. If the Parties fail to timely agree to such rules, the United States Federal Rules of Civil Procedure will govern discovery and the United States Federal Rules of Evidence will govern evidence for the arbitration. The arbitration will be conducted by three (3) arbitrators, of which each Party will appoint one, and the arbitrators so appointed will select the third and final arbitrator. The arbitrators will have experience of biotechnology and therapeutics licensing disputes. The arbitrators may proceed to an award, notwithstanding the failure of either Party to participate in the proceedings. The arbitrators will, within [**] after the conclusion of the arbitration hearing, issue a written award and statement of decision describing the essential findings and conclusions on which the award is based, including the calculation of any damages awarded. The arbitrators will be limited in the scope of their authority to resolving only the specific matters which the Parties have referred to arbitration for resolution and will not have authority to render any decision or award on any other issues. Subject to Section 9.7, the arbitrators will be authorized to award compensatory damages, but will not be authorized to award punitive, special, consequential, or any other similar form of damages, or to reform, modify, or materially change this Agreement. The arbitrators also will be authorized to grant any temporary, preliminary or permanent equitable remedy or relief the arbitrators deem just and equitable and within the scope of this Agreement, including an injunction or order for specific performance. The award of the arbitrators will be the sole and exclusive remedy of the Parties, except for those remedies that are set forth in this Agreement or which apply to a Party by operation of the applicable provisions of this Agreement, and the Parties hereby expressly agree to waive the right to appeal from the decisions of the arbitrators, and there will be no appeal to any court or other authority (government or private) from the decision of the arbitrators. Judgment on the award rendered by the arbitrator may be enforced in any court having competent jurisdiction thereof, subject only to revocation of the award on grounds set forth in the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards.

11.3.4Arbitration Expenses. Each Party will bear its own attorneys’ fees, costs, and disbursements arising out of the arbitration, and will pay an equal share of the fees and costs of the arbitrator; provided, however, that the arbitrators, in their award, will be authorized to determine whether a Party is the prevailing Party, and if so, to award to that prevailing Party reimbursement for its reasonable attorneys’ fees, costs and disbursements (including, for example, expert witness fees and expenses, transcripts, photocopy charges and travel expenses).

11.3.5Preliminary Injunctions. Notwithstanding anything in this Agreement to the contrary, a Party may seek any remedy at law or in equity, including the issuance of a temporary restraining order or a preliminary, temporary, or permanent injunction from any court of competent jurisdiction in order to preserve or enforce its rights under this Agreement or to prevent immediate and irreparable injury, loss, or damage on a provisional basis, pending the award of the arbitrator on the ultimate merits of any dispute.

11.3.6Confidentiality. All proceedings and decisions of the arbitrator will be deemed Confidential Information of each of the Parties and will be subject to Article 7. For clarity,

no information concerning an arbitration, beyond the names of the Parties and the relief requested, may be unilaterally disclosed to a Third Party by any Party unless required by law. In addition, any documentary or other evidence given by a Party or witness in the arbitration shall be treated as Confidential Information by any Party whose access to such evidence arises exclusively as a result of its participation in the arbitration, and shall not be disclosed to any Third Party (other than a witness or expert), except as may be required by applicable Law.

11.4Assignment. This Agreement may not be assigned or otherwise transferred, nor may any right, interest, or obligation hereunder be assigned or transferred, by either Party without the written consent of the other Party; provided, however, that either Party may assign this Agreement or its rights and obligations under this Agreement to (a) a Third Party that acquires all or substantially all of the business or assets of such Party to which this Agreement relates (whether by merger, reorganization, acquisition, sale or otherwise), and agrees in writing to be bound by the terms of this Agreement, or (b) an Affiliate; provided that in each case of (a) and (b) the assignee will expressly agree to be bound by such Party’s obligations under this Agreement and that such Party will remain liable for all of its rights and obligations under this Agreement. Any purported assignment in violation of this Section 11.4 will be void. All terms of this Agreement will remain in full force and effect in the event of a Change of Control of either Party and will be binding upon any Acquiring Entity of either Party. In addition, Novartis may assign its rights and obligations under this Agreement to a Third Party where Novartis or its Affiliate is required or makes a good-faith determination based on advice of legal counsel, to divest a Product in order to comply with Law or the order of any Governmental Authority as a result of a merger or acquisition, provided that the assignee will expressly agree to be bound by Novartis’s obligations under this Agreement. Each Party will promptly notify the other Party of any assignment or transfer under the provisions of this Section 11.4.

11.5Performance by Affiliates and Sublicensees. Each Party may perform some or all of its obligations or exercise some or all of its rights under this Agreement through Affiliates or Sublicensees; provided that each Party hereby acknowledges and agrees that it will be responsible for the full and timely performance and observance of all the covenants, terms, conditions and agreements set forth in this Agreement by its Affiliate(s) and Sublicensees.

11.6Force Majeure. No Party will be held liable or responsible to the other Party nor be deemed to be in default under, or in breach of any provision of, this Agreement for failure or delay in fulfilling or performing any obligation (other than a payment obligation) of this Agreement when such failure or delay is due to force majeure, whether or not foreseeable as of the Effective Date or thereafter. For purposes of this Agreement, force majeure is defined as any cause beyond the control of the affected Party and without the fault or negligence of such Party, which may include acts of God; material changes in Law; war; civil commotion; destruction of production facilities or materials by fire, flood, earthquake, explosion or storm; labor disturbances; epidemics, pandemics, and the spread of infectious diseases, including COVID-19 (as defined by the World Health Organization and any of the strains, variants, or mutations thereof); quarantines; and failure of public utilities or common carriers. In such event the Party affected by such force majeure will immediately notify the other Party of such inability and a good faith estimate of the period for which such inability is expected to continue based on currently available information. The Party giving such notice will thereupon be excused from such of its obligations under this Agreement as it is thereby disabled from performing for so long as the condition constituting force majeure continues and the non-performing Party takes Commercially Reasonable Efforts to remove the condition, after which time the Parties will promptly meet to discuss in good faith how to best proceed in a manner consistent with this Agreement. To the extent possible, each Party will use reasonable efforts to minimize the duration of any force majeure.

11.7Notices. Any notice or request required or permitted to be given under or in connection with this Agreement will be deemed to have been sufficiently given if in writing and personally delivered or sent by certified mail (return receipt requested), or overnight express courier service (signature required), prepaid, to the Party for which such notice is intended, at the address set forth for such Party below:

If to Voyager,

addressed to:               Voyager Therapeutics, Inc.

64 Sidney Street, Cambridge, MA 02139

Attention: Chief Executive Officer

Telephone: 857-259-5340

with a copy to (which will not constitute notice):

Voyager Therapeutics, Inc.

64 Sidney Street, Cambridge, MA 02139

Attention: General Counsel

Telephone: 857-259-5340

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention:        Brian A. Johnson, Esq.

Telephone:      617-526-6706

Email: brian.johnson@wilmerhale.com

and an email copy to (which will not constitute notice): Voyager’s Alliance Manager, to the contact information provided in accordance with Section 2.1.

If to Novartis,

addressed to:

NovartisPharma AG

Lichtstrasse 35

CH-4056 Basel

Switzerland

Attn: Head of NIBR General Legal, Europe

And an email copy to: [**]

with a copy to (which will not constitute notice):

Novartis Institutes for BioMedical Research, Inc.

250 Massachusetts Avenue

Cambridge, MA 02139 USA

Attn: General Counsel

and an email copy to (which will not constitute notice): Novartis’s Alliance Manager, to the contact information provided in accordance with Section 2.1.

Copies of notices may be provided to such other address for such Party as it will have specified by like notice to the other Party, provided that notices of a change of address will be effective only upon receipt thereof. If delivered personally, the date of delivery will be deemed to be the date on which such notice or request was given. If sent by overnight express courier service, the date of delivery will be deemed to be the next Business Day after such notice or request was deposited with such service. If sent by certified mail, the date of delivery will be deemed to be the third (3rd) Business Day after such notice or request was deposited with the U.S. Postal Service.

11.8Global Trade Control Laws. The Parties acknowledge that certain activities covered by or performed under this Agreement may be subject to laws, regulations, or orders regarding economic sanctions, import controls, or export controls (“Global Trade Control Laws”). Each of the Parties will perform all activities under this Agreement in compliance with all applicable Global Trade Control Laws. Furthermore, with respect to the activities performed under this Agreement, each of the Parties represents, warrants, and covenants that:

11.8.1It will not, for activities under this Agreement, (i) engage in any such activities in a Restricted Market; (ii) involve individuals ordinarily resident in a Restricted Market; or (iii) include companies, organizations or Governmental Entities from or located in a Restricted Market. “Restricted Market” for purposes of this Agreement means the Crimean Peninsula, Cuba, the Donbass Region, Iran, North Korea, Sudan, and Syria, or any other country or region sanctioned by the United States or European Union.

11.8.2It is not a Restricted Party and is not owned or controlled by a Restricted Party. With respect to activities performed under this Agreement, neither Party will engage or delegate to any Restricted Party for any activities under this Agreement. Each Party will screen all relevant third parties involved by such Party in the activities under this Agreement under the relevant Restricted Party Lists. “Restricted Party” for purposes of this Agreement means any individual or entity on any of the following “Restricted Party Lists”: the list of sanctioned entities maintained by the United Nations; the Specially Designated Nationals List and the Sectoral Sanctions Identifications List of the U.S. Treasury Department’s Office of Foreign Assets Control; the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List of the U.S. Department of Commerce; entities subject to restrictive measures and the Consolidated List of Persons, Groups and Entities Subject to E.U. Financial Sanctions, as implemented by the E.U. Common Foreign & Security Policy; the List of Excluded Individuals / Entities published by the U.S. Health and Human Services’ Office of Inspector General; any lists of prohibited or debarred parties established under the U.S. Federal Food Drug and Cosmetic Act; the list of parties suspended or debarred from contracting with the U.S. government; and similar lists of restricted parties maintained by the Governmental Authorities of the countries that have jurisdiction over the activities conducted under this Agreement.

11.8.3It will not knowingly transfer to the other Party any goods, software, technology or services that are (i) controlled under the U.S. International Traffic in Arms Regulations or at a level other than EAR99 under the U.S. Export Administration Regulations; or (ii) specifically identified as an E.U. Dual Use Item or on an applicable export control list of another country.

11.9Waiver. No provision of this Agreement will be waived by any act, omission or knowledge of a Party or its agents or employees except by an instrument in writing expressly waiving such provision and signed by a duly authorized officer of the waiving Party. The failure of either Party to assert a right hereunder or to insist upon compliance with any term of this Agreement will not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition. No waiver by either Party of any condition or term in any one or more instances will be construed as a continuing waiver of such condition or term or of another condition or term except to the extent set forth in writing.

11.10Severability. If any provision hereof should be invalid, illegal or unenforceable in any jurisdiction, the Parties will negotiate in good faith a valid, legal and enforceable substitute provision that most nearly reflects the original intent of the Parties and all other provisions hereof will remain in full force and effect in such jurisdiction and will be construed in order to maintain this Agreement’s existence, validity and enforceability to the greatest extent possible and to carry out the intentions of the Parties as nearly as may be possible. Such invalidity, illegality or unenforceability will not affect the validity, legality or enforceability of such provision in any other jurisdiction.

11.11Entire Agreement. This Agreement, together with the Schedules and Exhibits hereto, constitutes and contains the complete, final and exclusive understanding and agreement of the Parties and sets forth all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties and supersede and terminate all prior agreements negotiations, correspondence, agreements, and understanding, whether oral or written, between the Parties. In particular, and without limiting the foregoing, this Agreement supersedes and replaces the Existing Confidentiality Agreement and any and all term sheets relating to the transactions contemplated by this Agreement and exchanged between the Parties prior to the Effective Date. No subsequent alteration, amendment, change or addition to this Agreement will be valid or effective unless reduced to writing and signed by the respective authorized officers of each Party.

11.12Independent Contractors. Nothing herein will be construed to create any relationship of employer and employee, agent and principal, partnership or joint venture or any other legal arrangement that would impose liability upon one Party for the act or failure to act of the other Party between the Parties. Each Party is an independent contractor under this Agreement. Neither Party will have the authority to enter into any contracts or commitments or to incur any liabilities in the name of, or on behalf of, the other Party, or to bind or obligate the other Party and neither Party will represent that it has such authority.

11.13Headings; Construction; Interpretation. Headings and any table of contents used herein are for convenience only and will not in any way affect the construction of or be taken into consideration in interpreting this Agreement. The terms of this Agreement represent the results of negotiations between the Parties and their Representatives, each of which has been represented by counsel of its own choosing, and neither of which has acted under duress or compulsion, whether legal, economic or otherwise. Accordingly, the terms of this Agreement will be interpreted and construed in accordance with their usual and customary meanings, and each of the Parties hereby waives the application in connection with the interpretation and construction of this Agreement of any rule of Law to the effect that ambiguous or conflicting terms or provisions contained in this Agreement will be interpreted or construed against the Party whose attorney prepared the executed draft or any earlier draft of this Agreement. Any reference in this Agreement to an Article, Section, subsection, paragraph, clause, Exhibit or Schedule will be deemed to be a reference to any Article, Section, subsection, paragraph, clause, Exhibit or Schedule, of or to, as the case may be, this Agreement. Except where the context otherwise requires, (a) any definition of or reference to any agreement, instrument or other document refers to such agreement, instrument other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or therein), (b) any reference to any Law refers to such Law includes all rules and regulations thereunder and any successor Law, in each case as from time to time enacted, repealed or amended, (c) the words “herein,” “hereof” and “hereunder,” and words of similar import, refer to this Agreement in its entirety and not to any particular provision hereof, (d) the words “include,” “includes,” “including,” “exclude,” “excludes,” and “excluding,” will be deemed to be followed by the phrase “but not limited to,” “without limitation” or words of similar import, (e) the word “or” is used in the inclusive sense (and/or), (f) words in the singular or plural form include the plural and singular form, respectively, (g) references to any gender refer to each other gender, (h) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement, and (i) a capitalized term not defined herein but reflecting a different part of speech than a capitalized term which is defined herein will be interpreted in a correlative manner.

11.14Further Actions. Each Party will execute, acknowledge and deliver such further instruments, and do all such other acts, as may be necessary or appropriate in order to carry out the expressly stated purposes and the clear intent of this Agreement.

11.15Parties in Interest. All of the terms and provisions of this Agreement will be binding upon, and will inure to the benefit of and be enforceable by the parties hereto and their respective successors, heirs, administrators and permitted assigns.

11.16Counterparts. This Agreement may be signed in counterparts, each and every one of which will be deemed an original, notwithstanding variations in format or file designation which may result from the electronic transmission, storage and printing of copies from separate computers or printers. Facsimile signatures and signatures transmitted via PDF will be treated as original signatures.

[Signature page follows.]

IN WITNESS WHEREOF, and intending to be legally bound hereby, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

Voyager Therapeutics, Inc.

By:	/s/ Michael J. Higgins
Name: Michael J. Higgins
Title: Interim CEO & Chairman of the Board

Novartis Pharma AG

By:	/s/ Simone Pfirter
Name: Simone Pfirter
Title: Head NIBR General Legal Europe

Novartis Pharma AG

By:	/s/ Petra Grohmann
Name: Petra Grohmann
Title: Authorized Signatory

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